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BIOVAIL CORPORATION
2001 ANNUAL REPORT
FOR CANADIAN REGULATORY PURPOSES

(Please see also Biovail Corporation's 2001 Annual Report, which contains consolidated financial statements and Management's Discussion and Analysis prepared in accordance with U.S. generally accepted accounting principles).

BIOVAIL CORPORATION
2001 ANNUAL REPORT
FOR CANADIAN REGULATORY PURPOSES

      All dollar amounts in this report are in U.S. dollars unless otherwise stated.

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BIOVAIL CORPORATION
2001 ANNUAL REPORT
FOR CANADIAN REGULATORY PURPOSES

REVIEW OF OPERATIONS

        Biovail Corporation is a fully-integrated pharmaceutical company engaged in the development, manufacturing, sales and marketing of proprietary advanced controlled-release medications for the treatment of chronic medical conditions.

Drug Delivery Technologies

        Biovail Corporation is an innovator and pioneer in the demanding discipline of controlled-release drug delivery technology. Since its inception, the Company has developed a number of proprietary drug delivery technology platforms. These have been applied to carefully selected drug compounds to produce once daily controlled-release products that offer significant therapeutic and competitive advantages.

        The therapeutic advantages, well documented and accepted by the international medical community, center on superior predictability and control of the delivery of the drug's active ingredients, leading to improved therapeutic efficacy and reduced side effects. These, in turn, lead to reduced dosing, better side effect profiles, improved compliance, superior outcomes and potential savings to the health care system.

        Biovail maximizes competitive advantages through the careful selection of its target drug compounds, concentrating on successful products in high volume chronic categories. The Company has focused its efforts on the development of proprietary once daily versions of successful multiple daily dose products, as well as cost-effective bioequivalent versions of existing off-patent branded once daily medications.

        At the core of Biovail's scientific capabilities are proprietary controlled-release drug delivery technology platforms. These platforms, which include CEFORM®, Consurf, Enhanced Absorption, FlashDose® and Shearform®, can be applied to a wide range of existing pharmaceutical products, as well as to compounds currently under development, both by Biovail and other pharmaceutical companies.

        As one of the first companies to specialize in controlled-release drug delivery technology, Biovail has firmly established itself at the forefront of one of the global pharmaceutical industry's fastest growing and most promising sectors — a sector currently estimated to be over $8 billion in annual sales in the U.S. alone, with high growth predicted well into the future. The Company has continued to build on this area of expertise through scientific research and synergistic acquisitions.

Product Portfolio

        Biovail's diverse product portfolio currently includes more than 25 products. These products represent both NDA (branded) and ANDA (bioequivalent) medications. They are marketed in the U.S., Canada and more than 50 countries around the world. In 2001, the Company's portfolio grew significantly through the addition of a number of key products. Among the most significant of these was the Cardizem® family of anti-hypertensive, anti-angina products.

        Acquired at the end of 2000 from Aventis Pharmaceuticals Inc., this line of market leading diltiazem products was a major contributor to the Company's increased sales. The flagship product in this line, Cardizem® CD, is the leading selling diltiazem in the U.S., accounting for more than 13 million prescriptions a year. Total sales for the line, which includes Cardizem®, Cardizem® CD, Cardizem® SR and injectable products, exceeded $160 million in 2001.

        With the Cardizem® line and Tiazac®, the Company's pioneering once daily diltiazem product, Biovail has solidified its position as a leading player in the $4.5 billion U.S. calcium channel blocker market. A position it will enhance even further with the addition of exciting new products.

        Another significant new product launched by Biovail in 2001 was a bioequivalent version of Procardia® XL, an anti-hypertensive, anti-angina product. In addition, the Company's nutraceutical division, Nutravail, successfully launched a chewable calcium tablet, marketed under WalMart's Spring Valley® Brand.

        Total product sales achieved record levels in 2001, generating revenues of $537 million, an increase of 139% over 2000.

Product Marketing

        Biovail's products are marketed in two distinct ways: through Biovail's own U.S. and Canadian sales operations and through strategic marketing partnerships with leading pharmaceutical companies.

        The Company's strategic marketing partners currently include Forest Laboratories, Inc. and Teva Pharmaceuticals. Forest Laboratories currently markets Tiazac® in the U.S. and continues to expand the product's share of the once-daily diltiazem market, which exceeded 24% by the end of 2001.

        Biovail's bioequivalent product portfolio is marketed in the U.S. by Teva Pharmaceuticals. These products also showed significant sales growth during the past year.

        In addition, the Company has strategic marketing agreements for its products with 25 pharmaceutical companies serving Europe, Asia and other world markets.

Biovail Pharmaceuticals

        The integration of DJ Pharma, a successful U.S. pharmaceutical sales and marketing operation acquired by the Company at the end of 2000, was completed in the first quarter of the year. The new division, Biovail Pharmaceuticals USA, provides the Company with a fully established U.S. marketing operation, along with additional revenue streams from existing in-licensed products.

        Biovail Pharmaceutical USA's portfolio was enhanced by the addition of the Cardizem® line and additional Biovail products. The division performed extremely well during its first year, exceeding sales expectations. Revenue from sales generated by Biovail Pharmaceuticals USA during 2001 increased in excess of 50%.

        The Company's objective is to continue to build Biovail Pharmaceuticals USA through the strategic addition of the sales resources required to optimize the significant opportunities represented by the $200 billion U.S. pharmaceutical market, the world's largest. In 2001, Biovail Pharmaceuticals USA expanded its sales force to over 300. Initiatives are currently underway to hire 500 additional sales representatives in 2002.

Biovail Pharmaceuticals Canada

        Crystaal Corporation, the Company's Canadian sales division markets a select portfolio of products, including Tiazac®, Retavase®, Celexa® and the newly added Cardizem® line.

        In keeping with the Company's international branding strategy, the name of this division was changed to Biovail Pharmaceuticals Canada towards the end of 2001.

        The division continued to build on the breakthrough success of 2000. Total pull-through sales increased over 60%, reaching in excess of $80 million in 2001, moving Biovail Pharmaceuticals Canada closer to its stated target of $200 million in sales by the end of 2005. Key success stories included increased sales of Tiazac®, Cardizem® CD and Celexa®, which has already achieved a market share of 14% and continues to be the fastest growing anti-depressant in the Canadian market.

        Biovail Pharmaceuticals Canada is paralleling Celexa's success, and is one of the fastest growing pharmaceutical marketing companies in Canada.

Strategic Partnerships

        Another significant source of revenue for Biovail is the licensing of products and drug delivery technologies to select international pharmaceutical partners. One example of this technology licensing is Nurofen Meltlets®, an innovative ibuprofen product marketed in the UK and Australia by Boots Healthcare International. The application of Biovail's proprietary FlashDose® technology allows Nurofen Meltlets® to 'melt in the mouth', enabling it to be taken anywhere, without water. Biovail expects to apply this technology to exciting market opportunities, either alone or in collaboration with strategic partners.

        In 2001, Biovail took a major step forward in terms of strategic partnerships with the completion of a major multi-faceted reciprocal licensing agreement with GlaxoSmithKline (GSK), one of the world's largest and most respected pharmaceutical companies.

        Under the terms of this milestone agreement, the Company licensed worldwide marketing rights to GSK for its novel once-daily controlled-release formulation of bupropion HCl, a successful treatment for depression. Bupropion is currently marketed by GSK in multiple dose formulations under the Wellbutrin® (for depression) and Zyban® (for smoking cessation) brands. The agreement also provides for Biovail to manufacture and supply the new product, Wellbutrin® Once Daily, to GSK, along with an option to co-promote the new product in the U.S. Biovail and GSK expect to file a New Drug Application (NDA) for Wellbutrin® Once Daily with the U.S. Food and Drug Administration in mid 2002.

        Biovail will also co-promote GSK's currently marketed twice-daily Wellbutrin® SR product in the U.S. during 2002. U.S. sales of Wellbutrin® SR were in excess of $1 billion in 2001.

        In addition, Biovail obtains the rights to exclusively promote and distribute GSK's topical anti-viral products Zovirax® Ointment and Zovirax® Cream (on approval) in the U.S.

Product Development

        Biovail's strategy to future success and sustainable growth continues to be built upon the number, diversity and market potential of the products in its research and development pipeline. With state-of-the-art R&D facilities in the U.S., Canada and Ireland and a dedicated staff of leading experts in controlled-release drug delivery technology, the Company is well positioned to build on its leadership in this area.

        Ongoing research and development is devoted to NDA products to expand the Company's therapeutic focus in the management of pain, cardiovascular and central nervous system (CNS) conditions. In total, the Company has over 20 promising products in development.

ANDA Product Pipeline

        The past year was particularly productive for Biovail's bioequivalent product pipeline, with a number of compounds progressing towards commercialization. Final FDA approval was received for the Company's bioequivalent version of the $130 million anti-hypertensive, anti-angina medication Procardia® XL 30mg. The product was subsequently launched by Biovail's marketing partner, Teva Pharmaceuticals.

        Abbreviated New Drug Applications were filed for bioequivalent versions of Adalat® CC 90mg, Procardia® XL 90mg and Tegretol® 400mg. Approval of these products is expected by the end of 2002.

        Going forward, Biovail's development activities will be more focused on NDA opportunities.

NDA Product Pipeline

        The Company also maintains a productive pipeline of NDA, or branded, compounds. Research in this area is focused on the development of formulations that offer therapeutic advantages over the existing drug as well as the higher profitability of branded products.

        One of the most significant new branded products currently under development is the anti-hypertensive, anti-angina medication Cardizem® XL. This is the first once daily graded release diltiazem product to time the release of its active ingredient to match the human body's internal clock, or circadian rhythms. When taken at night, Cardizem® XL delivers its peak concentration in the early waking hours when, due to rising blood pressure and other factors, the greatest risk of stroke or heart attack exists. Phase III clinical trials of Cardizem® XL taken at night have been extremely positive, demonstrating a significant reduction in diastolic and systolic blood pressure between 4 am and noon. As a result of these studies, Biovail filed an NDA for Cardizem® XL with the U.S. FDA during the third quarter of 2001.

        Positive Phase III results were also recorded for the Company's extended-release formulation of tramadol, a leading product for the treatment of moderate to moderately severe pain syndromes. At present, tramadol is only available in a multi-dose formulation. Marketed as Ultram®, this formulation recorded growth of 19% in 2001, with U.S. sales exceeding $662 million.

        Additionally, New Drug Applications were filed with the U.S. FDA for two FlashDose® products in 2001. In October, an NDA was filed for a FlashDose® version of the selective serotonin reuptake inhibitor (SSRI) fluoxetine. Marketed as Prozac® for the treatment of depression, obsessive-compulsive disorder and bulimia, fluoxetine registered annual sales in excess of $2.8 billion in 2001. At the end of the year, an NDA was filed for a FlashDose® formulation of zolpidem, a treatment for insomnia with yearly brand sales of approximately $997 million.

        Also in 2001, Biovail filed a New Drug Submission in Canada for Celgene Corporations' chirally pure version of d-methylphenidate (d-MPH), a novel formulation for the treatment of attention deficit hyperactivity disorder. On approval, Biovail will have exclusive Canadian marketing rights for this product.

Contract Research

        The Company's independent Contract Research Division (CRD) provides Biovail and the international biopharmaceutical industry with specialized contract research services focused on early clinical trials and bioanalysis.

        A significant expansion of the main facility was completed in the first quarter, including the addition of laboratory space, the redesign and 7,500 square-foot expansion of the clinic areas, and the creation of a state-of-the-art Phase I clinic. The expansion was undertaken to better support the conduct of early clinical trials and bioanalysis for Biovail and independent clients.

        With a brand new 12 hospital bed Phase I clinic, and equipped with a sophisticated telemetry monitoring system, CRD can now accommodate Phase I and Phase II trials with stringent subject-safety monitoring parameters, allowing it to take advantage of the recent Canadian regulatory changes supporting Phase I clinical trials in Canada. The first Phase I clinical trial was conducted by CRD in the fourth quarter of 2001.

Manufacturing

        Biovail's newest manufacturing facility, a 120,000 square foot cGMP pharmaceutical manufacturing plant in Dorado, Puerto Rico, received FDA approval for its QC operations in the third quarter of 2001 and is expected to receive packaging approval in 2002. The Dorado facility is capable of producing 15 billion units a year without expansion. In addition, the Company also operates a 23,000 square foot manufacturing facility in Carolina, Puerto Rico and a modern 105,000 square foot plant in Manitoba, Canada, which will be expanded by 40,000 square feet during 2002.

        These state-of-the-art manufacturing facilities provide Biovail with the capacity to meet the anticipated increased demand for its own expanding product line, as well as in-licensed products for years to come.

BIOVAIL CORPORATION
2001 ANNUAL REPORT
FOR CANADIAN REGULATORY PURPOSES

PRODUCT PIPELINE

PRODUCT		INDICATION	PARTNER STATUS	CURRENT STATUS
I. Pipeline Products
BRANDED (NDA)
Buspirone	1	Anxiety, Depression	Not Partnered	Phase III
Bupropion	1	Depression, Smoking Cessation	GlaxoSmithKline	Under Development
Metformin	1	Diabetes	Not Partnered	Under Development
Tramadol	1	Chronic Pain	Not Partnered	Phase III
Cardizem® XL	1	Hypertension/Angina	Not Partnered	Regulatory Review
Zovirax® Cream	5	Herpes	GlaxoSmithKline	Regulatory Review
Attenade®	3,8	Attention Deficit-Hyperactivity Disorder	Celgene Corporation	Under Development
Ampligen®	3,8	Chronic Fatigue Syndrome	Hemispherx Biopharma, Inc.	Under Development
Fibrostat®	3,8	Surgical Scars and Burns	Procyon BioPharma Inc.	Under Development
Citalopram CR		Depression	H. Lundbeck A/S	Under Development
5 FU	3	Cancer	Ethypharm S.A.	Phase IIb
5 Undisclosed	3	Pain Management/Anti-Viral	Ethypharm S.A.	Under Development
Corlopam	3,8	Hypertension	Elan Corporation plc.	Under Development
FlashDose® fluoxetine		Depression	Not Partnered	Regulatory Review
FlashDose® zolpidem		Sleeping Disorders	Not Partnered	Regulatory Review
FlashDose® paroxetine		Depression, other	Not Partnered	Under Development
FlashDose®[nc_sp,\t\][nc_cad,228][nc_so,\t\]5 Undisclosed		Various	Not Partnered	Under Development
BIOEQUIVALENT (ANDA)
Dilacor XR	1	Hypertension/Angina	Teva Pharmaceuticals USA Inc.	Regulatory Review
Tegretol	1	Epilepsy	Not Partnered	Regulatory Review
II. In Market Portfolio
BRANDED (NDA)
Biovail Pharmaceuticals USA
Cardizem®	7	Hypertension/Angina	N/A	Commercialized
Zovirax® Ointment	3,5	Herpes	GlaxoSmithKline	Commercialized
Wellbutrin SR	9	Depression	GlaxoSmithKline	Commercialized
Teveten®	6	Hypertension	Solvay Pharmaceuticals	Commercialized
Teveten® HCT	6	Hypertension	Solvay Pharmaceuticals	Approved
Cedax®	3	Respiratory Infections	Schering-Plough Corporation	Commercialized
Rondec®	3	Respiratory/Allergy	Abbott Laboratories	Commercialized
Biovail Pharmaceuticals Canada
Cardizem®	7	Hypertension, Angina	N/A	Commercialized
Tiazac®	1,2	Hypertension, Angina	N/A	Commercialized
Retavase®	3	Acute Myocardial Infarction	Centacor, Inc. (division of J&J)	Commercialized
Celexa®	4	Depression	H. Lundbeck A/S	Commercialized
Monocor®	3	Hypertension, "C.H.F."	Wyeth Ayerst Canada Inc.	Commercialized
BIOEQUIVALENT (ANDA)
Trental	1	Peripheral Vascular Disease	Teva Pharmaceuticals USA Inc.	Commercialized
Cardizem® CD	1	Hypertension/Angina	Teva Pharmaceuticals USA Inc.	Commercialized
Verelan	1,3	Hypertension/Angina	Teva Pharmaceuticals USA Inc.	Commercialized
Voltaren XR	1	Arthritis	Teva Pharmaceuticals USA Inc.	Commercialized
Adalat CC	1,3	Hypertension/Angina	Teva Pharmaceuticals USA Inc.	Commercialized
Procardia XL	1	Hypertension/Angina	Teva Pharmaceuticals USA Inc.	Commercialized

1.
Developed by Biovail.
2.
Tiazac® is also promoted and distributed in the U.S. by licensee Forest Laboratories Inc.
3.
In-licensed from partner.
4.
Co-promoted with H. Lundbeck A/S.
5.
Acquired from GlaxoSmithKline January 2002.
6.
Acquired from Solvay Pharmaceuticals Marketing and Licensing AG.
7.
Acquired from Aventis January 2001.
8.
Canadian market rights only.
9.
Co-promoted with GlaxoSmithKline in the United States.

N.B. Biovail has also developed 11 additional products that have been successfully commercialized by various licensee in numerous world markets.

BIOVAIL CORPORATION
2001 ANNUAL REPORT
FOR CANADIAN REGULATORY PURPOSES
MANAGEMENT'S DISCUSSION AND ANALYSIS

In accordance with Canadian generally accepted accounting principles
(expressed in U.S. dollars)

OVERVIEW

        In 2001, we experienced continued financial growth and made significant progress in the development of highly promising new medications. This performance is indicative of our ongoing evolution into a leading marketer and developer of pharmaceutical products utilizing advanced proprietary drug delivery technologies.

        Our results reflected the impact of the strategic business acquisitions completed during 2000, and the rapid integration of these acquisitions into our existing organization in 2001 with the goal to maximize their contribution. Most notably the increase in our revenue reflected the addition of the Cardizem® product line ("Cardizem®"), which we acquired from Aventis Pharmaceuticals Inc. ("Aventis"), and DJ Pharma, Inc.'s ("DJ Pharma") portfolio of products acquired in October 2000. Cardizem® is being marketed in Canada through Biovail Pharmaceuticals Canada ("BPC"), formerly known as Crystaal, and in the United States through Biovail Pharmaceuticals, Inc. ("BPI"), formerly known as DJ Pharma.

        Our efforts in clinical programs and product development resulted in the filing of New Drug Applications ("NDA") for approval by the U.S. Food and Drug Administration ("FDA") for Cardizem® XL, a graded-release formulation of diltiazem, designed for night-time dosing, and FlashDose® formulations of the anti-depressant fluoxetine and the insomnia medication zolpidem. We also filed three Abbreviated New Drug Applications ("ANDA") for approval by the FDA for generic versions of Adalat CC 90mg, Procardia XL 90mg, and Tegretol 400mg. In Canada, we filed New Drug Submissions for the full range of dosage strengths for Cardizem® XL with the Therapeutic Products Directorate ("TPD").

        The most significant event in 2001 in terms of business strategy was the conclusion of a multi-faceted agreement with GlaxoSmithKline plc ("GSK"). This agreement encompasses the collaborated final development and co-promotion of our novel controlled-release, once-daily formulation of bupropion hydrochloride ("HCl"), the co-promotion of Wellbutrin SR, GSK's existing sustained-release, twice-daily formulation of bupropion HCl, and the acquisition of the exclusive promotion and distribution rights to GSK's Zovirax topical products in the United States and Puerto Rico.

        As we begin 2002, we believe we are financially well positioned to execute our growth strategies following the syndication of our $400 million revolving term credit facility in June 2001, and the successful public offerings in November 2001 of common shares for proceeds of $587.5 million and in March 2002 of 7 7/8% Senior Subordinated Notes due on April 1, 2010 (the "Notes") for proceeds of $397.1 million. We also converted $300.0 million of our 6.75% Convertible Subordinated Preferred Equivalent Debentures (the "Debentures") into common shares, which significantly increased our equity base.

CRITICAL ACCOUNTING POLICIES

        We prepare our consolidated financial statements in accordance with Canadian generally accepted accounting principles ("GAAP"), applied on a consistent basis. Our critical accounting policies include the use of estimates, product recalls, returns, rebates and allowances and their impact on revenue recognition, the recording of research and development expenses, the useful lives of goodwill and intangible assets, and the realizability of future tax assets.

        In preparing our consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Our actual results could differ from these estimates. Significant estimates made by us include the calculation of reserves for uncollectible accounts, product recalls, returns, rebates and allowances, useful lives of long-lived assets, including intangibles, and the realizability of future tax assets.

        We recognize product sales revenue when the product is shipped to the customer provided we have not retained any significant risks of ownership or future obligations with respect to the product shipped. Revenue from product sales is recognized net of provisions for product recalls, returns, rebates and allowances. These provisions are established in the same period as the related product sales are recorded and are based on estimates of the proportion of product sales subject to recall, return, rebate or allowance. A significant change in these estimates could have a material impact on our results of operations.

        We expense research costs in the period in which they are incurred, and we expense development costs in the period in which they are incurred unless they meet the criteria for deferral. To December 2001, none of our development costs have met the criteria for deferral and, accordingly, have been expensed in the period in which they were incurred. Acquired research and development, and the cost of intangibles that we purchase from others for a particular research and development project, are deferred and amortized over their estimated useful lives, which range from five to fifteen years. We may pursue product or business acquisitions that could result in acquired research and development, the amortization of which could have a material impact on our results of operations.

        Our goodwill and intangible assets are stated at cost, less accumulated amortization computed using the straight-line method based on their estimated useful lives ranging from six to twenty years. Useful life is the period over which the item of goodwill and intangible assets is expected to contribute directly or indirectly to our future cash flows. We determine useful lives for goodwill and intangible assets based on a number of factors such as legal, regulatory or contractual limitations, known technological advances, anticipated demand and the existence or absence of competition. A significant change in these factors may warrant a revision of the expected remaining useful life of an item of goodwill and intangible assets resulting in accelerated amortization or an impairment charge, which could have a material impact on our results of operations. Effective with the adoption of The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3062, "Goodwill and Other Intangible Assets," on January 1, 2002, goodwill and certain other of our intangible assets will no longer be amortized but will be subject to annual impairment tests (see Recent Accounting Pronouncements).

        We have recorded a valuation allowance on future tax assets primarily related to operating losses and tax credit carryforwards. We have assumed that these carryforwards are more likely than not to be unrealized based on estimated future taxable income and tax planning strategies in the related jurisdictions. The implementation of tax planning strategies or a change in the outlook for future taxable income in these jurisdictions could result in the recognition of some portion or all of these carryforwards, which could result in a material increase in our results of operations through the recovery of future income taxes.

CHANGES IN ACCOUNTING POLICIES

Revenue recognition

        Effective January 1, 1998, we adopted the U.S. Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements". These policies are generally accepted under both U.S. and Canadian GAAP. Accordingly, we changed our revenue recognition accounting policy for up-front research and development, product license and certain other fees. Historically, we had recognized these fees as revenue when all the conditions to payment had been met, and there were no further performance contingencies or conditions to our receipt of payment. These fees were not creditable against future payments. The related deferred revenue recognized in 2001 and 2000 was $6.3 million and $9.3 million, respectively.

Earnings per share

        Effective December 31, 2000, we adopted CICA Handbook Section 3500, "Earnings Per Share". Accordingly, basic earnings per share are calculated using the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the basic weighted average number of common shares outstanding during the year is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. We applied the recommendations retroactively to restate all diluted earnings per share amounts in this Management's Discussion and Analysis, and in the audited consolidated financial statements.

RECENT DEVELOPMENTS

Wellbutrin Once Daily

        On October 26, 2001, we entered into a development and co-promotion agreement with GSK for bupropion HCl. Under the terms of the agreement, we licensed to GSK a novel controlled-release, once-daily formulation of bupropion HCl ("Wellbutrin Once Daily") for sales and distribution on a worldwide basis excluding Canada. Bupropion HCl, which is marketed by GSK for the treatment of depression as Wellbutrin and for smoking cessation as Zyban, is currently sold in sustained-release ("SR"), twice daily, and immediate-release, four-times daily, dosage formats. Under the terms of the Wellbutrin Once Daily agreement, we will collaborate with GSK to direct regulatory and scientific development to seek regulatory approval of Wellbutrin Once Daily. Together with GSK, we intend to file a NDA for Wellbutrin Once Daily with the FDA during mid-2002. When and if FDA approval is received, we will manufacture and supply Wellbutrin Once Daily to GSK for a share of the revenue generated by future sales of Wellbutrin Once Daily. Together with GSK, we will co-promote Wellbutrin SR and we will have the option to co-promote Wellbutrin Once Daily when and if FDA approval is received in the United States.

Zovirax products

        Effective January 1, 2002, we acquired from GSK the exclusive distribution rights for prescription strength Zovirax Ointment and, upon FDA approval, Zovirax Cream for the United States and Puerto Rico. Zovirax is indicated for the treatment of herpes. We paid GSK $133 million on January 2, 2002 for the distribution rights to the Zovirax products until December 31, 2011. In the event of the termination of the Wellbutrin Once Daily development agreement by either party, we would be required to pay GSK additional payments of $22 million per year for calendar years 2002 through 2006, with an aggregative cumulative total of all additional rights payments not to exceed $99 million, and for calendar years 2007 through 2011 we would be required to pay GSK additional payments based upon a percentage of our gross sales of the Zovirax products during the immediately preceding calendar year.

        GSK will manufacture and supply Zovirax Ointment, and Zovirax Cream upon FDA approval, to us. We began promotional efforts related to Zovirax Ointment in January 2002 and we intend to launch Zovirax Cream when and if FDA approval is received. In order to gain FDA approval for Zovirax Cream, GSK will work with the FDA to reinstate an NDA previously filed by GSK for the product. GSK will also conduct a pediatric Phase IV marketing study for Zovirax Cream.

FIBROSTAT

        On January 4, 2002, we invested approximately $2.5 million in non-voting, non-participating preferred shares of Procyon Biopharma Inc. ("Procyon"), and acquired the exclusive marketing rights to FIBROSTAT in the United States. FIBROSTAT is a topical therapeutic for scar management. We will pay aggregate fees of approximately $5.1 million to Procyon for the development of FIBROSTAT, subject to the attainment of certain milestones. We will pay Procyon a licensing fee of approximately $3.1 million and royalties upon approval and commercialization of FIBROSTAT in the United States.

Teveten

        On March 18, 2002, we announced that we had acquired from Solvay Pharmaceuticals Marketing and Licensing AG ("Solvay") the exclusive marketing rights for Teveten and Teveten HCT in the United States. Teveten is an angiotensin-II receptor blocker (ARB) and Teveten HCT is a combination formulation containing hydrochlorothiazide (collectively "Teveten"). Teveten is prescribed for the treatment of hypertension and is indicated for use either alone or in conjunction with other anti-hypertensive medications. The purchase price for Teveten was $94 million in cash and we will pay royalties to Solvay based upon a percentage of the net sales of Teveten in the United States. Under the terms of the agreement, Solvay will manufacture and supply Teveten to us, and will assist us in qualifying a site to enable us to manufacture Teveten for distribution in the United States. Solvay will pay us a marketing allowance, of $2,500,000 per quarter for each calendar quarter during 2002 and 2003, to compensate us for the re-launch and marketing of Teveten in the United States.

Ethypharm S.A.

        On April 15, 2002, we announced that we have entered into multiple agreements with Ethypharm S.A. ("Ethypharm") whereby we have acquired a 15% equity interest in Ethypharm and the right to license six ongoing product development programs for marketing in North America. We have also entered into a cross-license agreement with Ethypharm whereby we grant to each other non-exclusive licenses to use our CEFORM® technology and Ethypharm's Flashtab technology, respectively, relating to the development of new rapid dissolve pharmaceutical products.

        We invested approximately $65 million to acquire 15% of the issued and outstanding shares of Ethypharm. We have an option to purchase up to an additional 5% interest in Ethypharm at the same price for a specified period and another 5% interest over a three-year period at predetermined prices. This strategic investment will help finance Ethypharm's growth strategies and gives us access to complementary drug delivery technologies, a strong intellectual property position and access to the pipeline products, several of which are in late stages of development.

        We have licensed the marketing rights to six products from Ethypharm for commercialization in North America. Ethypharm is entitled to receive up to $61 million in milestone payments upon regulatory approval of the products within the territories as well as royalties on the net sales of the products. Ethypharm is committed to accelerate the developmental activities of the six licensed products through completion of Phase III clinical trials and to support the technology transfer required to allow us to efficiently and economically optimize the use of the Ethypharm technology in the manufacture and marketing of each product.

ACQUISITIONS

Year ended December 31, 2000

Intelligent Polymers Limited

        On December 29, 2000, we completed the acquisition of Intelligent Polymers Limited ("Intelligent Polymers") for total consideration of $204.9 million. Intelligent Polymers was formed in July 1997 to fund the development of once-daily, controlled-release branded generic products for chronic disease states, such as anxiety, depression, pain management, and diabetes. Prior to September 29, 2000, we were developing the products on behalf of Intelligent Polymers pursuant to a development and license agreement.

        In 2000, as a result of the acquisition of Intelligent Polymers we recorded acquired research and development of $208.4 million, which we are amortizing over its estimate useful life of five years. At the date of acquisition, the products under development were in various stages of completion, had not reached technological feasibility, and had no known alternative uses other than for the therapeutic indications for which they were being developed. At the date of acquisition, none of the products had been submitted for approval with the FDA. Since pharmaceutical products cannot be marketed without regulatory approvals, we will not receive any benefits from the products unless regulatory approval is obtained.

        We are continuing the development programs for the various products previously being developed for Intelligent Polymers. Two of these developmental programs are now in Phase III clinical trials (tramadol and buspirone), and another (bupropion) has been licensed to GSK.

        In December 1999, we had exercised our option to acquire from Intelligent Polymers the rights to the generic version of Procardia XL, which we had developed on their behalf, for $25 million. We capitalized the right to Procardia XL and are amortizing it over its estimated useful life of ten years.

Cardizem®

        On December 28, 2000, we acquired the North American rights to Cardizem® from Aventis. Cardizem® is a leading calcium channel blocker prescribed for the treatment of hypertension and angina. We paid Aventis total consideration of $409.5 million, of which $239.5 million was paid at closing. The remaining $170 million was paid equally over the four quarters of 2001, and was appropriately discounted for valuation purposes. We intend to capitalize on the competitive advantage of the Cardizem® brand name by attaching it to our improved once-daily diltiazem product, Cardizem® XL.

DJ Pharma

        On October 6, 2000, we acquired DJ Pharma, a pharmaceutical sales and marketing company with approximately 300 sales representatives located in the United States. The purchase price was $165.1 million including costs of acquisition, plus the assumption of $34.2 million of debt. We accounted for the acquisition of DJ Pharma under the purchase method. The assets, liabilities, revenue and expenses of DJ Pharma have been included in our consolidated financial statements since the date of acquisition.

        As a result of this acquisition, we obtained the rights to DJ Pharma's portfolio of products, as well as a trained workforce and infrastructure. The acquisition of DJ Pharma was significant to our strategy of becoming a fully integrated pharmaceutical company because, prior to the acquisition of DJ Pharma, we had no direct access to the United States market and were reliant on our marketing partners. The acquisition of DJ Pharma dramatically enhances the value of our product pipeline through our ability to now market directly to physicians, and provides an infrastructure upon which we intend to grow to meet our increasing portfolio of products.

Year ended December 31, 1999

Fuisz Technologies Ltd.

        On November 12, 1999, we acquired Fuisz Technologies Ltd. ("Fuisz") in order to expand our available drug delivery technologies to include taste masking, rapid dissolve and enhanced absorption, which we are applying in the development of FlashDose® versions of several oral dosage, controlled-release branded products. The total consideration paid for Fuisz consisted of $75.6 million in cash and common shares valued at $96.0 million. In addition, we incurred costs related to the acquisition of $6.3 million in 1999, and an additional $9.8 million in 2000. We accounted for the acquisition of Fuisz as a step acquisition under the purchase method of accounting. Certain operations of Fuisz were not considered strategic to our business plans, and accordingly were sold. We did not recognize any gain or loss on those transactions, because those operations were included at fair value in the purchase price allocation on November 12, 1999.

        In our 1999 consolidated financial statements, we recognized a $1.6 million equity loss reflecting our 49% interest in the results of Fuisz for the period from September 4, 1999, the date we acquired significant influence, to November 12, 1999, the date we acquired control. The assets, liabilities, revenue and expenses of Fuisz have been included in our consolidated financial statements since November 12, 1999.

        As a result of the acquisition of Fuisz we recorded acquired research and development of $137.5 million, which we are amortizing over its estimated useful life of fifteen years. At the date of acquisition, the products under development were in various stages of completion, had not reached technological feasibility, and had no known alternative uses other than for the therapeutic indications for which they were being developed. At the date of acquisition, none of the products had received regulatory approval. Since pharmaceutical products cannot be marketed without regulatory approvals, we would not receive any benefits from the products unless regulatory approval was obtained.

        In 2000, one of the products under development at the acquisition date received approvals for marketing in the United Kingdom and Australia. The product, a FlashDose® form of ibuprofen, represented the first commercial introduction of a product utilizing the Fuisz drug delivery technology. Subsequently, we terminated substantially all of the developmental projects Fuisz had been working on and re-directed the developmental efforts to formulating a specific number of FlashDose® products targeting our therapeutic areas of focus. These new programs utilize some or all of the Fuisz drug delivery technologies.

RESULTS OF OPERATIONS

        Total revenue in 2001 was $583.3 million, an increase of $271.8 million or 87% from $311.5 million in 2000, which was $146.4 million or 89% higher than 1999 total revenue of $165.1 million. Net income attributable to common shareholders was $85.6 million, $81.2 million and $51.1 million in 2001, 2000 and 1999, respectively. Diluted earnings per share were $0.57 in 2001 and 2000, and $0.47 in 1999.

        We utilize a measure of net income attributable to common shareholders and diluted earnings per share on a basis that excludes certain charges. This measure is a non-GAAP measure that does not have a standardized meaning and, as such, is not necessarily comparable to similarly titled measures presented by other companies. This measure is provided to assist our investors in assessing our operating performance. We believe that most of our investors prefer to analyze our results based on this measure as it is consistent with industry practice. The charges were excluded because they were considered to be of a non-operational nature in the applicable year. The excluded charges are also disclosed to give investors the ability to further analyze our results. Investors should consider this non-GAAP measure in the context of our Canadian GAAP results. The following table reconciles, for each year indicated, our net income attributable to common shareholders in accordance with

Canadian GAAP to our net income attributable to common shareholders excluding certain charges, and displays our diluted earnings per share excluding certain charges.

	Years Ended December 31
In 000s, except per share data
	2001	2000	1999
Net income attributable to common shareholders	$85,553	$81,163	$51,080
Write-down of assets (net of tax of $32,236)	48,246	—	—
Debt conversion premiums	10,001	—	—
Premium paid on early extinguishment of U.S. Dollar Senior Notes	—	20,039	—
Equity loss	—	—	1,618
Net gain on disposal of long-term investments	—	—	(1,948)

Net income attributable to common shareholders excluding certain charges	$143,800	$101,202	$50,750

Diluted earnings per share excluding certain charges	$0.95	$0.71	$0.47

        Net income attributable to common shareholders excluding certain charges was $143.8 million, $101.2 million and $50.8 million in 2001, 2000 and 1999, respectively. Diluted earnings per share excluding certain charges were $0.95, $0.71 and $0.47 in 2001, 2000 and 1999, respectively. Net income attributable to common shareholders and diluted earnings per share increased by 42% and 34%, respectively for 2001 compared to 2000, and by 99% and 51%, respectively for 2000 compared to 1999. For 2001, the charges excluded consist of a write-down of assets of $48.2 million, net of tax of $32.2 million, primarily related to the Keftab and Dura-Vent product rights, and debt conversion premiums of $10.0 million related to the surrender and redemption of our Debentures. For 2000, the charge excluded was the $20.0 million premium paid to extinguish our 10 7/8% U.S. Dollar Senior Notes (the "Senior Notes"). For 1999, the charges excluded consist of an equity loss in Fuisz of $1.6 million and a net gain on the disposal of long-term investments of $1.9 million.

REVENUE

        Our revenue is derived from sales of pharmaceutical products, the co-promotion of pharmaceutical products, providing research and development services, and from royalties and license fees. Product sales include sales of products developed and manufactured by us for our licensees and direct marketing in Canada and the United States of proprietary and in-licensed products. Research and development revenue relates to product development activity on behalf of third parties, and pharmaceutical contract research services. Royalties primarily arise on sales of the products we developed. License fees are derived from the license of our technologies or product rights.

        The following table displays, for each year indicated, the percentage of each source of revenue to total revenue, and the percentage change in the dollar amount of each source and the total as compared to the prior year.

	Years Ended December 31						Percentage Change
	2001		2000		1999
							2000 to 2001	1999 to 2000
	$000s	%	$000s	%	$000s	%
Product sales	537,138	92	224,996	72	100,026	61	139%	125%
Research and development	14,596	3	69,121	22	54,860	33	(79%)	26%
Royalty and licensing	31,529	5	17,340	6	10,206	6	82%	70%

Total revenue	583,263	100	311,457	100	165,092	100	87%	89%

Product sales

        In 2001, product sales were $537.1 million, compared to $225.0 million in 2000 and $100.0 million in 1999. Product sales comprised 92% of total revenue in 2001, compared to 72% in 2000 and 61% in 1999.

        Product sales increased by 139% in 2001 compared to 2000 primarily due to the addition of Cardizem® and DJ Pharma's product portfolio. Excluding Cardizem® and DJ Pharma's product portfolio, we experienced organic revenue growth from product sales in excess of 50%. This growth primarily came from a higher contribution from generic products, reflecting the 2001 launch of Procardia XL 30mg, and the late 2000 launches of Procardia XL 60mg and Adalat CC 60mg. Our generic products are sold through our marketing partner, Teva Pharmaceuticals USA, Inc. ("Teva"). In total, sales of our generic products in 2001 were nearly double those in 2000, and represented approximately 30% of product sales in 2001 compared to approximately 40% in 2000. Sales of Tiazac® increased by approximately 10% in 2001 compared to 2000, but declined as a percentage of product sales to approximately 20% in 2001 compared to approximately 40% in 2000.

        Our product sales and gross margins for 2001 were adversely impacted by lost sales and costs associated with the voluntary recall of Keftab tablets, which was initiated by Eli Lilly & Company ("Eli Lilly") on March 7, 2001, because of undefined problems Eli Lilly had with the product's stability. Eli Lilly manufactured and supplied the product to BPI for marketing in the United States.

        Product sales increased by 125% in 2000 compared to 1999 due to the combination of further market penetration of Tiazac®, several successful generic product launches, and the incremental revenue from DJ Pharma's product portfolio. Excluding DJ Pharma's product portfolio, we experienced organic growth from product sales in excess of 90%. The growth in our generic product sales was primarily from a combination of products launched in 1999, including Cardizem® CD, Trental and Verelan, and the early 2000 launches of Voltaren XR and Adalat CC 30mg ("Adalat"). Sales of Tiazac® increased by approximately 20% in 2000 compared to 1999, and sales of generic products increased by approximately 250% in 2000 compared to 1999.

Research and development

        Research and development revenue was $14.6 million in 2001, compared to $69.1 million in 2000 and $54.9 million in 1999. Research and development activities comprised 3% of total revenue in 2001, compared to 22% in 2000 and 33% in 1999.

        Research and development revenue declined by 79% in 2001 compared to 2000, reflecting that after September 29, 2000 we did not earn any revenue from Intelligent Polymers. Research and development revenue increased by 26% in 2000 compared to 1999, reflecting expanded services rendered to Intelligent Polymers in 2000 as certain of the products under development advanced from the formulation development stage to scale-up, and into clinical trials. We earned revenue of $55.2 million from Intelligent Polymers for the period ended September 29, 2000 and $34.1 million in 1999.

        In the ordinary course of business we enter into research and development arrangements with third parties whereby we provide contract research, formulation development and other services to those third parties. We are typically compensated on the basis of a fee for service, milestone payments, royalties from future sales of the product(s) or co-promotion revenue, or some combination of these.

        In the years presented, the remaining research and development revenue was primarily generated from clinical research and laboratory testing services provided to external customers by our contract research operation. In addition, in 2001 we earned the final $2 million milestone payment from H. Lundbeck A/S for the development of a controlled-release formulation of the anti-depressant citalopram, and in 1999 we earned $4.8 million from Teva related to the development of certain generic controlled-release products.

Royalty and licensing

        Royalty and licensing activities generated revenue of $31.5 million, $17.3 million and $10.2 million in 2001, 2000 and 1999, respectively. Royalty and licensing revenue comprised 5% of total revenue in 2001 compared to 6% in 2000 and 1999.

        Royalty and licensing revenue increased by 82% in 2001 compared to 2000, and by 70% in 2000 compared to 1999. The year over year increases in royalty and licensing revenue reflected higher Tiazac® sales by our marketing partner Forest Laboratories Inc. In addition, royalty and licensing revenue in 2001 included a royalty associated with sales of generic versions of Cardizem® by third parties.

OPERATING EXPENSES

        The following table displays, for each year indicated, the percentage of each expense item to total revenue, and the percentage change in the dollar amount of each item and the total as compared to the prior year. Prior to 2001, we included amortization expense as a component of cost of goods sold, research and development expenses and selling, general and administrative expenses. In 2001, amortization increased substantially due to recent additions to intangible assets and acquisitions of businesses, and consequently we decided to present amortization as an individual line item within operating expenses.

	Years Ended December 31						Percentage Change
	2001		2000		1999
							2000 to 2001	1999 to 2000
	$000s	%	$000s	%	$000s	%
Cost of goods sold	125,995	21	67,980	22	35,027	21	85%	94%
Research and development	51,017	9	51,709	17	32,954	20	(1%)	57%
Selling, general and administrative	111,362	19	59,317	19	28,950	18	88%	105%
Amortization	98,097	17	16,228	5	4,044	2	504%	301%

Total expenses	386,471	66	195,234	63	100,975	61	98%	93%

Cost of goods sold and gross margins

        Cost of goods sold was $126.0 million in 2001, compared to $68.0 million in 2000 and $35.0 million in 1999, reflecting increases of 85% from 2000 to 2001, and 94% from 1999 to 2000. Cost of goods sold includes royalties on product sales payable to third party licensors that owned and/or developed the products. The year over year increases were the result of increased sales volumes from new product launches and product acquisitions, and higher sales levels of existing products.

        Gross margins based on product sales in 2001, 2000 and 1999 were 77%, 70% and 65%, respectively. Our gross margins were impacted year to year by sales volumes, pricing, product mix, and manufacturing volumes. The increase in gross margin in 2001 compared to 2000 reflected the impact of the higher margin earned on Cardizem®, while the increase in gross margin in 2000 compared to 1999 reflected the significantly higher proportion of generic products relative to Tiazac® in the overall mix in 2000 compared to 1999, as generic products contributed higher margins than Tiazac®.

Research and development

        Research and development expenses were $51.0 million in 2001, compared to $51.7 million in 2000 and $33.0 million in 1999. As a percentage of total revenue, research and development costs declined to 9% in 2001 from 17% in 2000 and 20% in 1999. Research and development expenses reflect direct spending on the development of branded generic and generic products, and on rapid dissolve products utilizing our FlashDose® technology.

        Although research and development expenses declined as a percentage of revenue in 2001, we are committed to continuing to devote the necessary resources towards our product pipeline. Our pipeline is progressing well as evidenced by our filing of three NDAs and three ANDAs for approval by the FDA, as well as a number of submissions to the TPD in Canada, since January 2001. In addition, Phase III clinical trials on once-daily branded generic versions of tramadol, indicated for the treatment of chronic pain, and buspirone, indicated for the treatment of generalized anxiety disorders, are ongoing. Research and development expenses in 2000 and 1999 included the costs associated with the development of branded generic products on behalf of Intelligent Polymers. The cost of providing those services to Intelligent Polymers was $35.2 million and $19.8 million in 2000 and 1999, respectively.

        In the ordinary course of business, we enter into research and development arrangements with third parties to provide formulation and other services for our products under development. These third party developers are typically compensated on the basis of a fee for service, milestone payments, or royalty payments from the future sale of the products under development, or some combination of these.

        During 2001, we entered into arrangements with unrelated third party formulating and product development companies. These arrangements target our therapeutic areas of focus (cardiovascular, pain management, central nervous system and niche opportunities) and typically include formulation and product development services being rendered by the developer in return for payments upon the attainment of predetermined milestones, and royalties on the net sales of the product(s) if and when commercialized. The developer may utilize its own technology and in other cases, we will supply access to our technology for the formulation and development of the product(s). In some cases, we have an ownership interest or an option to take an ownership position in the developer. In no case are we responsible for any of the developers' third party liabilities, nor have we guaranteed any debts, nor are we required under any circumstances to exercise any of our options.

Selling, general and administrative

        Selling, general and administrative expenses were $111.4 million, $59.3 million and $29.0 million in 2001, 2000 and 1999, respectively. Selling, general and administrative expenses were 19% of total revenue in 2001 and 2000 compared to 18% in 1999. The 88% increase in selling, general and administrative expenses in 2001 compared to 2000 was mainly due to the inclusion of BPI's sales and marketing operation in our results for the full year. In addition, with the acquisition of Cardizem® the level of sales and marketing activity has increased at both BPI and BPC. In particular, BPI began preparing for an expansion of its sales force in the fourth quarter of 2001 in anticipation of the launch of Cardizem® XL in the second half of 2002. The 105% increase in selling, general and administrative expenses in 2000 compared to 1999 was mainly due to the acquisitions of DJ Pharma and Fuisz. In addition, included in selling, general and administrative expenses in 2000 was a $7.5 million charge for additional costs related to the acquisition of Fuisz. These costs were not provided for at the date of acquisition and, accordingly, were charged to net income.

        In December 2000, we entered into an agreement with Aventis to dismiss our lawsuit against them. Our lawsuit, which we initiated in 1998, alleged interference with our ability to market products that would compete with Cardizem® CD in the United States and Canada. Under the terms of the agreement, Aventis reimbursed us for expenses we incurred during 2000 in pursuing the litigation, and for other related expenses. A portion of these costs was included in selling, general and administrative expenses in the first three quarters of 2000. Accordingly, in the fourth quarter of 2000, we recorded the pertinent share of this reimbursement as a reduction to selling, general and administrative expenses. We did not record any amount in excess of the expenses we had directly incurred during 2000 related to this matter, nor did we receive any reimbursement for costs incurred during 1999.

Amortization

        Amortization expense was $98.1 million, $16.2 million and $4.0 million in 2001, 2000 and 1999, respectively. Amortization expense was 17% of total revenue in 2001 compared to 5% and 2% in 2000 and 1999, respectively.

        The substantial increase in amortization expense between 2001 and 2000 reflected the amortization of the acquired research and development associated with the acquisition of Intelligent Polymers, the amortization of product rights and goodwill associated with the acquisition of DJ Pharma, and the amortization of the Cardizem® brand name. In addition, amortization expense for 2001 includes the amortization of the exclusive marketing rights to Adalat acquired from Elan Corporation, plc ("Elan") in December 2000. In comparison, in the first nine months of 2000 we recorded revenue from Adalat product sales net of royalties paid to Elan. The increase in amortization expense between 2000 and 1999 reflected the amortization of the acquired research and development, technology and goodwill associated with the acquisition of Fuisz, and amortization associated with DJ Pharma from the date of acquisition.

Write-down of assets

        In 2001, we recorded an $80.5 million non-cash charge primarily related to the write-down of the Keftab and Dura-Vent product rights associated with the acquisition of DJ Pharma.

        At December 31, 2001, Eli Lilly had yet to resolve the manufacturing problems associated with Keftab. The supply interruption has resulted in a deterioration of customer awareness of the product, which would require substantial promotional efforts to restore when, and if, the product were to be re-launched. Due to these conditions that existed at December 31, 2001, we determined that the Keftab product right had been permanently impaired and should be written-down to its estimated recoverable value of $10 million. We recorded a related non-cash charge of $54.6 million.

        We believe Eli Lilly is responsible for manufacturing and supplying acceptable products to us, as well as for the cost of the recall. In this regard, we have commenced a legal action against Eli Lilly in which we are seeking substantial damages as a result of Eli Lilly's voluntary recall of Keftab. We have not recorded any contingent amounts related to this action because we cannot ascertain what the outcome of this action will be.

        In November 2000, the FDA requested a voluntary recall of products containing phenylpropanolamine ("PPA"). We immediately stopped shipments of our Dura-Vent products containing PPA and initiated a recall of these products from wholesalers and pharmacies. During 2001, we experienced supply interruptions resulting from manufacturing issues associated with our remaining Dura-Vent products that did not contain PPA. Dura-Vent is manufactured and supplied to us by a third party. These supply interruptions caused our revenues and gross margins for the remaining Dura-Vent products to significantly deteriorate. We evaluated the current and forecasted market share for the products and determined that the Dura-Vent product right had been permanently impaired and the remaining net book value should be written-off. We recorded a related non-cash charge of $19.0 million.

        We recorded other write-downs of assets of $6.9 million primarily related to an intangible asset associated with the acquisition of Intelligent Polymers and our investment in Hemispherx Biopharma, Inc.

OPERATING INCOME

        Operating income was $116.3 million, $116.2 million and $64.1 million in 2001, 2000 and 1999, respectively. Operating income, excluding write-down of assets, in 2001 was $196.8 million, an increase of $80.6 million or 69% from 2000, which was $52.1 million or 81% higher than 1999. As a percentage of total revenue, operating income, excluding write-down of assets, declined to 34% in 2001 from 37% in 2000 and 39% in 1999. The decline was primarily due to the incremental amortization of acquired research and development arising from the acquisition of Intelligent Polymers, which offset the positive effect of a higher proportion of product sales.

NON-OPERATING ITEMS

Interest income and expense

        Interest income of $2.7 million, $23.7 million and $5.4 million in 2001, 2000 and 1999, respectively, was earned on our investment portfolio, which is comprised primarily of high-grade government and corporate securities. Higher interest income in 2000 reflected a larger average investment portfolio following our concurrent offering of common shares and Debentures in March 2000, and prior to our acquisitions of Intelligent Polymers, Cardizem® and DJ Pharma.

        Interest expense was $21.1 million, $4.6 million and $14.6 million in 2001, 2000 and 1999, respectively. Prior to March 2000, interest expense was primarily related to our Senior Notes. In March 2000, we redeemed our Senior Notes using the proceeds from our concurrent offering of common shares and Debentures and, accordingly, interest expense from this time related to the Debentures until their surrender and redemption during the second half of 2001. In 2001 and 2000, interest on our Debentures was deducted from net income to determine net income attributable to common shareholders. In addition, interest expense in 2001 reflected interest on advances under our credit facility, and the amortization of the discounts on the Cardizem® and Adalat obligations. The non-cash amortization of these discounts amounted to $11.0 million.

Premium paid on early extinguishment of U.S. Dollar Senior Notes

        In 2000, the total consideration paid to repurchase our Senior Notes was $141.0 million of which $16.0 million was an inducement premium to the holders. As a result of this transaction, we replaced our high yield debt with convertible debt at a significantly lower cost of borrowing. The amount reported in 2000 includes the premium paid, and $4.0 million of deferred financing costs associated with the Senior Notes that were written-off.

Gain on disposal of long-term investments

        In 1999, we disposed of certain long-term investments, which we had acquired in 1998, for a net gain of $1.9 million.

Provision for and recovery of income taxes

        Our tax rate was affected by the relative profitability of our operations in various foreign tax jurisdictions. We recorded a recovery of income taxes of $26.0 million in 2001 and provisions for income taxes of $5.8 million and $4.2 million in 2000 and 1999, respectively. In 2001, we have recorded a recovery of future income taxes primarily related to the reversal of the future tax liability associated with the Keftab and Dura-Vent product rights. The low effective tax rate was primarily due to most of our income being derived from foreign subsidiaries with lower statutory tax rates than those that apply in Canada. Following our acquisitions of DJ Pharma and Fuisz we have experienced some upward movement in our effective tax rate, as these operations predominately earn income in the United States.

Interest on Convertible Subordinated Preferred Equivalent Debentures

        The value of the Debentures was comprised of the holder conversion option and the interest and principal components. The interest and principal components were discounted at a rate of interest that would have approximated the rate applicable to non-convertible debt at the time the Debentures were issued, with the residual amount being ascribed to the holder conversion option. The present value of the interest and principal components were being accreted to the face value of the payments over the three-year period preceding the first redemption date of March 31, 2003.

        Interest on the Debentures was comprised of interest expense of $14.9 million and $15.8 million in 2001 and 2000, respectively, and the accretion of the principal and interest components of $13.5 million and $12.5 million in 2001 and 2000, respectively.

Debt conversion premium

        In 2001, we recorded a debt conversion premium of $23.7 million, which represented the market value of the additional shares issued in excess of the number of shares that would have been issued under the terms of the conversion ratio provided for in the indenture governing the Debentures, upon the surrender of $173.8 million aggregate face value of our outstanding Debentures, as follows: The portion related to the interest and principal components of the Debentures as a $6.2 million deduction from net income for the determination of net income attributable to common shareholders; and the portion related to the holder conversion option as a $17.5 million charge to retained earnings.

        We recorded an additional debt conversion premium of $11.2 million, which represented the additional "make-whole" interest payment, on the remaining $126.1 million aggregate face value of our outstanding Debentures, which had been called for redemption, as follows: The portion related to the interest and principal components of the Debentures as a $3.8 million deduction from net income for the determination of net income attributable to common shareholders; and the portion related to the holder conversion option as a $7.4 million charge to retained earnings.

EBITDA

        EBITDA, defined as earnings before interest, taxes, depreciation and amortization, is a non-GAAP measure that does not have a standardized meaning and, as such, may not be comparable to similarly titled measures presented by other companies. We utilize a measure of EBITDA that excludes write-down of assets, premium paid on early extinguishment of Senior Notes, equity loss and net gains. The charges were excluded because they were considered to be of a non-operational nature in the applicable year. We disclose this measure of EBITDA to give investors an indication of our ability to meet debt service and capital expenditure requirements.

	Years Ended December 31
In 000s
	2001	2000	1999
Net income	$123,990	$109,453	$51,080
Net interest (income) expense	18,318	(19,064)	9,152
Provision for (recovery of) income taxes	(25,998)	5,795	4,215
Depreciation and amortization	108,871	29,984	9,442

EBITDA	225,181	126,168	73,889

Write-down of assets	80,482	—	—
Premium paid on early extinguishment of U.S. Dollar Senior Notes	—	20,039	—
Equity loss	—	—	1,618
Net gain on disposal of long-term investments	—	—	(1,948)

EBITDA excluding certain charges	$305,663	$146,207	$73,559

        EBITDA, excluding certain charges, was $305.7 million, $146.2 million, and $73.6 million in 2001, 2000 and 1999, respectively. As a percentage of total revenue, EBITDA, excluding certain charges, increased to 52% in 2001 from 47% in 2000 and 45% in 1999.

        We disclose the ratio of EBITDA, excluding certain charges, compared to interest expense because we believe it is a useful indication of our ability to meet debt service requirements. This ratio is not necessarily comparable to similarly titled measures presented by other companies. The ratio of EBITDA, excluding certain charges, to interest expense was 8.5 times, 7.2 times and 5.1 times for 2001, 2000 and 1999, respectively.

LIQUIDITY AND CAPITAL RESOURCES

        At December 31, 2001, we had cash and cash equivalents of $434.9 million compared to $125.1 million at December 31, 2000.

        Cash provided by operating activities was $309.1 million in 2001 compared to $113.1 million and $81.0 million in 2000 and 1999, respectively. Net income, after adjustments for items not involving cash, was $287.8 million in 2001 compared to $160.3 million and $60.9 million in 2000 and 1999, respectively. Net changes in non-cash operating items provided cash of $21.3 million in 2001, mainly comprised of increases in accrued liabilities and income taxes payable offset by an increase in inventories, and $20.1 million in 1999, mainly comprised of increases in accounts payable, accrued liabilities and deferred revenue offset by an increase in accounts receivable. Net changes in non-cash operating items used cash of $47.2 million in 2000, mainly comprised of an increase in accounts receivable and decreases in accounts payable and accrued liabilities.

        Net cash used in investing activities was $57.7 million, $574.8 million and $132.5 million in 2001, 2000 and 1999, respectively. Additions to property, plant and equipment were $44.4 million, $15.8 million and $7.8 million in 2001, 2000 and 1999, respectively, and primarily related to the expansion of our manufacturing facilities. In 2001, we settled $4.0 million of acquisition costs related to Cardizem® and acquired other intangible assets for $23.4 million, offset by $15 million recovered as a reduction to the minimum license payments otherwise payable under the Adalat marketing rights agreement. In 2000, we acquired the remaining rights to the Dura-Vent, Keftab and Rondec products, and other product rights for $27.8 million. In 1999, we acquired the rights to Procardia XL for $25 million, and other product rights for $13.3 million. Cash expended on long-term investments was $0.9 million and $2.5 million in 2001 and 2000, respectively, and cash received on the disposal of long-term investments was $12.0 million in 1999. Business acquisitions, net of cash acquired, totaled $614.7 million in 2000 consisting of $239.7 million for Cardizem®, $202.4 million for Intelligent Polymers, $162.8 million for DJ Pharma, and $9.8 million of additional consideration paid for Fuisz, compared to $43.7 million in 1999 which was entirely related to Fuisz. The net activity in short-term investments provided cash of $65.9 million in 2000, and used cash of $54.7 million in 1999. In 2000, as our short-term investments matured we converted them into cash equivalents with original maturities of 90 days or less. In 2000, we received proceeds of $20 million on the disposal of Clonmel Healthcare Limited, a subsidiary of Fuisz.

        Net cash provided by financing activities was $58.6 million, $409.0 million and $151.0 million in 2001, 2000 and 1999, respectively. Net proceeds from our equity offerings in November 2001, March 2000 and October 1999 were $560.0 million, $95.3 million and $246.1 million, respectively. Proceeds from the issue of common shares on the exercise of stock options and through our Employee Stock Purchase Plan were $29.2 million, $14.3 million and $7.6 million in 2001, 2000 and 1999, respectively. We repurchased common shares on the open market, under our share repurchase programs, for $120.0 million and $30.6 million in 2001 and 1999, respectively. In 2001, we made loans in an aggregate amount of $10.0 million to certain executive officers under our Executive Stock Purchase Plan ("ESPP") and received repayments of ESPP loans of $3.1 million in 1999. We received proceeds of $29.1 million and $6.0 million on the exercise of warrants in 2001 and 2000, respectively. We paid interest on our Debentures of $13.6 million and $15.8 million in 2001 and 2000, respectively. In 2001, we paid $11.3 million on the redemption of our Debentures, which were issued in 2000 for net proceeds of $288.8 million. We made net repayments of $210 million under our credit facility in 2001, and paid additional financing costs of $1.3 million related to the increase in the credit facility from $300 million to $400 million. In 2000, we borrowed $210 million from our credit facility, and paid $3 million in arrangement fees. In 2001, we repaid $193.4 million of other long-term obligations, including the four quarterly Cardizem® obligation instalments of $42.5 million each, and $22.9 million of the Adalat obligation. In 2000, we repaid the debt assumed on the acquisition of DJ Pharma and other long-term obligations of $45.6 million. In 1999, we repaid the debt assumed on the acquisition of Fuisz and other long-term obligations of $75.2 million. In 2000, we repurchased our Senior Notes for $141.0 million.

        Overall, our cash and cash equivalents increased by $309.7 million and $99.8 million in 2001 and 1999, respectively, and decreased by $52.9 million in 2000.

        In 2001, non-cash investing and financing activities included the issuance of common shares valued at $316.0 million on the surrender and redemption of Debentures. In 2000, non-cash investing and financing activities included the $161.8 million discounted obligation assumed on the acquisition of Cardizem®, $4.0 million of accrued Cardizem® acquisition costs, and the $58.1 million discounted obligation in connection with the acquisition of the Adalat marketing rights. In 1999, non-cash investing and financing activities consisted of the issuance of common shares valued at $96.0 million on the acquisition of Fuisz.

Obligations and other matters

        In June 2001, our revolving term credit facility was successfully syndicated and was increased from $300 million to $400 million. In November 2001 we negotiated an extension of the credit facility and an improvement in the terms related to certain covenants. At December 31, 2001, we were in compliance with all financial and non-financial covenants associated with the credit facility.

        In November 2001, Standard & Poor's Rating Services, a division of The McGraw-Hill Companies, Inc., ("S&P") raised our corporate credit rating to BB from BB-. On March 25, 2002, S&P raised our corporate credit rating to BB+ from BB.

        At December 31, 2001, we had total long-term obligations of $46.2 million, including the current portion thereof, which consisted of the remaining $38.6 million Adalat obligation and $7.5 million of deferred compensation.

        During 2001, we entered into privately negotiated agreements with certain holders of our outstanding Debentures. These agreements provided for the issuance of 6,278,663 common shares to those certain Debenture holders upon their surrender of $173.8 million aggregate face value of outstanding Debentures. Following the surrender of Debentures, $126.1 million aggregate face value of Debentures remained outstanding. In October 2001, we announced our intention to exercise our option to redeem the remaining Debentures under the terms of the special redemption provisions of the indenture governing the Debentures. Substantially all of the remaining Debentures were converted into 4,154,564 of our common shares prior to the redemption date.

        During 2001, we entered into privately negotiated agreements with certain holders of our outstanding warrants. Those agreements provided for the exercise of 758,300 warrants to purchase 3,033,200 common shares. As an inducement to those certain warrant holders to exercise, we paid such warrant holders less than a 5% inducement, approximately equal to our cost of borrowing, per warrant exercised. In aggregate, we received proceeds of $28.8 million net of the inducement cost of $1.5 million.

        In September 2001, we implemented a common share repurchase program pursuant to which we were able to repurchase up to $120 million of our issued and outstanding common shares. In aggregate, 2,871,200 common shares were repurchased under this program, through open market transactions on the New York Stock Exchange ("NYSE"), at an average purchase price of $41.79 for total consideration of $120.0 million. The excess of the cost of the common shares acquired over the stated capital thereof, totaling $105.6 million was charged to retained earnings.

        On November 5, 2001, we filed a $1.5 billion base shelf prospectus with the Canadian provincial securities commissions covering the potential sale of any combination of common shares, debt securities or warrants. On the same date, we filed a registration statement on Form F-10 covering those securities with the SEC under the multijurisdictional disclosure system. We may offer one or more of these types of securities in one or more offerings during the succeeding 25 months. One or more shareholders may also sell common shares pursuant to the base shelf prospectus. We will not receive any of the proceeds from any sale of common shares by the selling shareholders.

        In November 2001, we issued 12,500,000 common shares for gross proceeds of $587.5 million under our base shelf prospectus.

        In February 2002, by resolution of the Board of Directors we implemented a common share repurchase program pursuant to which we are able to repurchase up to 5% or approximately 7,850,000 of our issued and outstanding common shares. To April 17, 2002, an aggregate 5,657,100 common shares had been repurchased under this program, through open market transactions on the NYSE, at an average purchase price of $46.01 for total consideration of $260.3 million. The excess of the cost of the common shares acquired over the stated capital thereof, totaling $209.7 million was charged to the deficit.

        In March 2002, we issued $400 million aggregate principal amount of unsecured Notes under our base shelf prospectus. Interest on the Notes is payable semi-annually in arrears on April 1 and October 1 of each year, beginning October 1, 2002. The Notes were issued at a price of 99.27% of their aggregate principal amount for an effective yield, if held to maturity, of 8%.

        At any time on or after April 1, 2006, we may redeem all or any of the Notes at prescribed prices, plus accrued and unpaid interest to the date of redemption. Before April 1, 2005, we may redeem up to 35% of the original principal amount of the Notes, with the net cash proceeds of certain sales of our common shares, at 107.875% of the principal amount plus accrued and unpaid interest to the date of redemption.

        We have a balance of $512.5 million available under our base shelf prospectus to offer at our discretion.

        We believe we have adequate capital resources and sources of financing to support our ongoing operational and interest requirements, investment objectives and to meet our obligations as they become due. We believe we will be able to raise additional capital, if necessary, to support our objectives.

MARKET RISK

        We are exposed to financial market risks, including changes in foreign currency exchange rates, interest rates on investments and debt obligations and equity market prices on long-term investments. We do not use derivative financial instruments for speculative or trading purposes.

        Inflation has not had a significant impact on our results of operations.

Foreign currency risk

        We operate internationally, however a substantial portion of our revenue and expense activities and capital expenditures are transacted in U.S. dollars. Our only other significant transactions are in Canadian dollars, and we do not believe we have a material exposure to foreign currency risk because of the relative stability of the Canadian dollar in relation to the U.S. dollar. A 10% adverse change in foreign currency exchange rates would not have a material effect on our consolidated results of operations, financial position, or cash flows.

Interest rate risk

        The primary objective of our investment policy is the protection of principal, and accordingly we invest in high-grade government and corporate securities with varying maturities, but typically less than 90 days. External independent fund administrators manage our investments. As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk. Therefore, a 100 basis-point adverse change in interest rates would not have a material effect on our consolidated results of operations, financial position, or cash flows.

        We are exposed to interest rate risk on borrowings from our credit facility. The credit facility bears interest based on LIBOR, U.S. dollar base rate, Canadian dollar prime rate, or Canadian dollar Bankers' Acceptances. Based on projected advances under the credit facility, a 100 basis-point adverse change in interest rates would not have a material effect on our consolidated results of operations, financial position, or cash flows. This risk is mitigated by our ability, at our option, to lock in a rate of interest for a period of up to one year.

        The interest rate on our Notes is fixed and therefore not subject to interest rate risk. Likewise, the imputed rate of interest used to discount our Adalat long-term obligation is fixed and therefore not subject to interest rate risk.

Equity market price risk

        We are exposed to equity market price risks on our long-term, available-for-sale investments in traded companies. We do not hold significant investments in these types of securities, and therefore our equity market price risk is not material. Therefore, a 10% adverse change in equity market prices would not have a material effect on our consolidated results of operations, financial position, or cash flows.

RECENT ACCOUNTING PRONOUNCEMENTS

        In September 2001, the CICA issued new Handbook Section 1581, "Business Combinations" and Handbook Section 3062. Effective January 1, 2002, goodwill and other intangible assets deemed to have indefinite lives will no longer be amortized, but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their estimated useful lives.

        We will adopt Handbook Section 3062 as of January 1, 2002 as required. We will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002. Any impairment loss for goodwill and indefinite lived intangible assets arising from the initial application of Handbook Section 3062 will be charged to the deficit.

        In accordance with Handbook Section 3062, we are in the process of: (a) assessing the useful lives of our intangible assets, including identifying any intangible assets with indefinite lives; (b) identifying intangible assets that do not meet the criteria for recognition apart from goodwill that will be reclassified to goodwill, and intangible assets that meet the criteria for recognition apart from goodwill but have been aggregated with goodwill that will be reclassified and reported separately from goodwill; and (c) determining the cumulative effect of the change in accounting policy as of January 1, 2002.

        In December 2001, the CICA issued new Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", effective January 1, 2002. Handbook Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation, and other stock-based payments, and applies to awards granted on or after January 1, 2002. Under the provisions of Handbook Section 3870, companies can either measure the compensation cost of equity instruments issued under employee compensation plans using a fair value-based method or can recognize compensation cost using another method, such as the intrinsic value-based method. However, if another method is applied, pro forma disclosure of net income (loss) and earnings (loss) per share must be presented in the financial statements as if the fair value-based method had been applied. We will adopt Handbook Section 3870 as of January 1, 2002 as required. We will recognize employee stock-based compensation costs under the intrinsic value-based method, and we will provide pro forma disclosure of net income and earnings per share as if the fair value-based method had been applied.

FORWARD LOOKING STATEMENTS

        To the extent any statements made in this document contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks. Many risks and uncertainties are inherent in the pharmaceutical industry; others are more specific to our business. Many of the significant risks related to our business are described in Item 3 of our Form 20-F filing with the SEC.

BIOVAIL CORPORATION
2001 ANNUAL REPORT
FOR CANADIAN REGULATORY PURPOSES

MANAGEMENT REPORT

The Company's management is responsible for preparing the accompanying consolidated financial statements in conformity with Canadian generally accepted accounting principles ("GAAP"). In preparing these consolidated financial statements, management selects appropriate accounting policies and uses its judgement and best estimates to report events and transactions as they occur. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects. Financial data included throughout this Annual Report is prepared on a basis consistent with that of the consolidated financial statements.

        The Company maintains a system of internal accounting controls designed to provide reasonable assurance, at a reasonable cost, that assets are safeguarded and that transactions are executed and recorded in accordance with the Company's policies for doing business. This system is supported by written policies and procedures for key business activities; the hiring of qualified, competent staff; and by a continuous planning and monitoring program.

        Ernst & Young LLP has been engaged by the Company's shareholders to audit the consolidated financial statements. During the course of their audit, Ernst & Young LLP reviewed the Company's system of internal controls to the extent necessary to render their opinion on the consolidated financial statements.

        The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out the responsibility principally through its Audit Committee. The members of the Audit Committee are outside Directors. The Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the external auditors. Ernst & Young LLP has full and free access to the Audit Committee.

        Management acknowledges its responsibility to provide financial information that is representative of the Company's operations, is consistent and reliable, and is relevant for the informed evaluation of the Company's activities.

(Signed) EUGENE N. MELNYK Chairman and Chief Executive Officer	(Signed) BRIAN H. CROMBIE Senior Vice President and Chief Financial Officer

BIOVAIL CORPORATION
2001 ANNUAL REPORT
FOR CANADIAN REGULATORY PURPOSES

AUDITORS' REPORT

To the Shareholders of
 Biovail Corporation

        We have audited the consolidated balance sheets of Biovail Corporation as at December 31, 2001 and 2000 and the consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

        On April 17, 2002, we reported separately to the shareholders of Biovail Corporation on the consolidated financial statements for the same periods, prepared in accordance with United States generally accepted accounting principles.

(signed) ERNST & YOUNG LLP

Chartered Accountants

Toronto, Canada,

April 17, 2002.

BIOVAIL CORPORATION
2001 ANNUAL REPORT
FOR CANADIAN REGULATORY PURPOSES

CONSOLIDATED BALANCE SHEETS

In accordance with Canadian generally accepted accounting principles
(All dollar amounts expressed in thousands of U.S. dollars)

	As at December 31
	2001 $	2000 $
ASSETS
Current
Cash and cash equivalents (note 5)	434,891	125,144
Accounts receivable (note 6)	96,556	105,850
Inventories (note 7)	38,506	24,108
Deposits and prepaid expenses	6,643	5,347

	576,596	260,449

Long-term investments (note 8)	2,355	2,454
Property, plant and equipment, net (note 9)	85,581	52,541
Goodwill, net (note 10)	101,521	106,930
Intangible assets, net (note 11)	862,859	1,027,282
Other assets, net	14,114	11,311

	1,643,026	1,460,967

LIABILITIES
Current
Accounts payable	31,811	34,683
Accrued liabilities (note 12)	59,989	35,452
Income taxes payable	17,318	6,711
Deferred revenue (note 13)	27,030	26,334
Current portion of long-term obligations (note 14)	12,592	182,564

	148,740	285,744

Deferred revenue (note 13)	23,100	27,900
Future income taxes (notes 3 and 19)	12,200	52,033
Long-term obligations (note 14)	33,569	256,180

	217,609	621,857

SHAREHOLDERS' EQUITY
Convertible Subordinated Preferred Equivalent Debentures (note 15)	—	301,297
Common shares (note 16)	1,430,457	484,499
Stock options outstanding (note 16)	3,391	2,810
Executive Stock Purchase Plan loans (note 16)	(9,988)	—
Warrants outstanding (note 16)	6,221	7,912
Retained earnings (deficit)	(1,935)	43,067
Cumulative translation adjustment	(2,729)	(475)

	1,425,417	839,110

	1,643,026	1,460,967

Commitments and contingencies (notes 8, 21, 24 and 27)

On behalf of the Board:

(Signed) EUGENE N. MELNYK Chairman and Chief Executive Officer	(Signed) ROGER D. ROWAN Director

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION
2001 ANNUAL REPORT
FOR CANADIAN REGULATORY PURPOSES

CONSOLIDATED STATEMENTS OF INCOME

In accordance with Canadian generally accepted accounting principles
(All dollar amounts expressed in thousands of U.S. dollars, except per share data)

	Years ended December 31
	2001 $	2000 $	1999 $
REVENUE
Product sales	537,138	224,996	100,026
Research and development	14,596	69,121	54,860
Royalty and licensing	31,529	17,340	10,206

	583,263	311,457	165,092

EXPENSES
Cost of goods sold	125,995	67,980	35,027
Research and development	51,017	51,709	32,954
Selling, general and administrative	111,362	59,317	28,950
Amortization	98,097	16,228	4,044
Write-down of assets (note 17)	80,482	—	—

	466,953	195,234	100,975

Operating income	116,310	116,223	64,117
Interest income	2,742	23,693	5,410
Interest expense (note 14)	(21,060)	(4,629)	(14,562)
Premium paid on early extinguishment of U.S. Dollar Senior Notes (note 18)	—	(20,039)	—
Equity loss (note 4)	—	—	(1,618)
Gain on disposal of long-term investments, net	—	—	1,948

Income before provision for (recovery of) income taxes	97,992	115,248	55,295
Provision for (recovery of) income taxes (note 19)	(25,998)	5,795	4,215

Net income	123,990	109,453	51,080
Interest on Convertible Subordinated Preferred Equivalent Debentures (note 15)	(28,436)	(28,290)	—
Debt conversion premiums	(10,001)	—	—

Net income attributable to common shareholders	85,553	81,163	51,080

Earnings per share (notes 3 and 20)
Basic	$0.62	$0.63	$0.50
Diluted	$0.57	$0.57	$0.47

Weighted average number of common shares outstanding (000s) (note 20)
Basic	136,928	128,824	102,542
Diluted	150,690	143,512	108,174

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION
2001 ANNUAL REPORT
FOR CANADIAN REGULATORY PURPOSES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

In accordance with Canadian generally accepted accounting principles
(All dollar amounts expressed in thousands of U.S. dollars)

		Common shares
	Convertible Subordinated Preferred Equivalent Debentures $	Shares (000s)	Amount $	Stock options outstanding $	Executive Stock Purchase Plan loans $	Warrants outstanding $	Retained earnings (deficit) $	Cumulative translation adjustment $	Total $
Balance, December 31, 1998	—	99,444	19,428	—	—	8,244	(7,352)	(1,229)	19,091
Issued on the exercise of options (note 16)	—	1,336	7,629	—	—	—	—	—	7,629
Issued under Employee Stock Purchase Plan (note 16)	—	6	40	—	—	—	—	—	40
Cancelled under stock repurchase program (note 16)	—	(2,931)	(617)	—	—	—	(29,976)	—	(30,593)
Issued pursuant to equity offering (note 16)	—	20,360	259,590	—	—	—	—	—	259,590
Issue costs (note 16)	—	—	(13,538)	—	—	—	—	—	(13,538)
Issued on acquisition of Fuisz Technologies Ltd. (note 4)	—	6,177	96,006	—	—	—	—	—	96,006
Net income	—	—	—	—	—	—	51,080	—	51,080
Foreign currency translation adjustment	—	—	—	—	—	—	—	2,489	2,489

Balance, December 31, 1999	—	124,392	368,538	—	—	8,244	13,752	1,260	391,794
Change in accounting policy for income taxes (note 3)	—	—	—	—	—	—	(51,848)	—	(51,848)
Issued on the exercise of options (note 16)	—	2,436	13,725	—	—	—	—	—	13,725
Issued under Employee Stock Purchase Plan (note 16)	—	5	150	—	—	—	—	—	150
Issued pursuant to equity offering (note 16)	—	4,000	101,125	—	—	—	—	—	101,125
Issue costs (note 16)	—	—	(5,782)	—	—	—	—	—	(5,782)
Convertible Subordinated Preferred Equivalent Debentures (note 15)
Issued pursuant to offering	300,000	—	—	—	—	—	—	—	300,000
Financing costs	(11,228)	—	—	—	—	—	—	—	(11,228)
Accretion of principal and interest components	28,290	—	—	—	—	—	(28,290)	—	—
Interest paid	(15,750)	—	—	—	—	—	—	—	(15,750)
Conversion	(15)	—	15	—	—	—	—	—	—
Issued on exercise of warrants (note 16)	—	601	6,342	—	—	(332)	—	—	6,010
Issue of non-employee options (note 16)	—	—	—	590	—	—	—	—	590
Additional shares issued on acquisition of Fuisz Technologies Ltd. (note 4)	—	27	386	—	—	—	—	—	386
DJ Pharma, Inc. (note 4)
Fair value of unvested options granted to employees on acquisition	—	—	—	7,480	—	—	—	—	7,480
Unearned compensation relating to future service period at acquisition date	—	—	—	(5,721)	—	—	—	—	(5,721)
Compensation cost for employee stock options	—	—	—	461	—	—	—	—	461
Net income	—	—	—	—	—	—	109,453	—	109,453
Foreign currency translation adjustment	—	—	—	—	—	—	—	(1,735)	(1,735)

Balance, December 31, 2000	301,297	131,461	484,499	2,810	—	7,912	43,067	(475)	839,110
Issued on the exercise of options (note 16)	—	2,906	29,507	(683)	—	—	—	—	28,824
Issued under Employee Stock Purchase Plan (note 16)	—	6	280	—	—	—	—	—	280
Cancelled under stock repurchase program (note 16)	—	(2,871)	(14,354)	—	—	—	(105,633)	—	(119,987)
Issued pursuant to equity offering (note 16)	—	12,500	587,500	—	—	—	—	—	587,500
Issue costs (note 16)	—	—	(27,454)	—	—	—	—	—	(27,454)
Convertible Subordinated Preferred Equivalent Debentures (note 15)
Accretion of principal and interest components	28,436	—	—	—	—	—	(28,436)	—	—
Interest paid	(13,612)	—	—	—	—	—	—	—	(13,612)
Issued on surrender and redemption	(316,013)	10,433	339,695	—	—	—	(34,923)	—	(11,241)
Redeemed for cash	(108)	—	—	—	—	—	—	—	(108)
Issued on exercise of warrants (note 16)	—	3,061	30,784	—	—	(1,691)	—	—	29,093
Cancellation of non-employee options (note 16)	—	—	—	(735)	—	—	—	—	(735)
Compensation cost for employee stock options	—	—	—	1,999	—	—	—	—	1,999
Executive Stock Purchase Plan loans (note 16)	—	—	—	—	(9,988)	—	—	—	(9,988)
Net income	—	—	—	—	—	—	123,990	—	123,990
Foreign currency translation adjustment	—	—	—	—	—	—	—	(2,254)	(2,254)

Balance, December 31, 2001	—	157,496	1,430,457	3,391	(9,988)	6,221	(1,935)	(2,729)	1,425,417

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION
2001 ANNUAL REPORT
FOR CANADIAN REGULATORY PURPOSES

CONSOLIDATED STATEMENTS OF CASH FLOWS

In accordance with Canadian generally accepted accounting principles
(All dollar amounts expressed in thousands of U.S. dollars)

	Years ended December 31
	2001 $	2000 $	1999 $
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	123,990	109,453	51,080
Add (deduct) items not involving cash
Depreciation and amortization	108,871	29,984	9,442
Amortization of deferred financing costs	1,260	179	698
Amortization of discount on long-term obligations (note 14)	10,999	—	—
Write-down of assets (note 17)	80,482	—	—
Future income taxes (note 19)	(39,833)	185	—
Compensation cost for employee stock options	1,999	461	—
Premium paid on early extinguishment of U.S. Dollar Senior Notes (note 18)	—	20,039	—
Equity loss (note 4)	—	—	1,618
Gain on disposal of long-term investments, net	—	—	(1,948)

	287,768	160,301	60,890
Net change in non-cash operating items (note 22)	21,314	(47,230)	20,123

Cash provided by operating activities	309,082	113,071	81,013

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(44,436)	(15,845)	(7,759)
Additions to intangible assets	(27,445)	(27,752)	(38,340)
Proceeds on reduction in intangible assets (note 11)	15,000	—	—
Disposal (acquisition) of long-term investments	(866)	(2,454)	11,991
Acquisitions of businesses, net of cash acquired (notes 4 and 22)	—	(614,685)	(43,720)
Maturity of (additions to) short-term investments, net	—	65,893	(54,665)
Proceeds from sale of assets held for disposal (note 4)	—	20,000	—

Cash used in investing activities	(57,747)	(574,843)	(132,493)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares, net of issue costs (note 16)	589,150	109,604	253,721
Repurchase of common shares (note 16)	(119,987)	—	(30,593)
Repayment (advance) of Executive Stock Purchase Plan loans (note 16)	(9,988)	—	3,100
Proceeds from exercise of warrants (note 16)	29,093	6,010	—
Interest paid on Convertible Subordinated Preferred Equivalent Debentures (note 15)	(13,612)	(15,750)	—
Paid on redemption of Convertible Subordinated Preferred Equivalent Debentures (note 15)	(11,349)	—	—
Issuance of Convertible Subordinated Preferred Equivalent Debentures, net of financing costs (note 15)	—	288,772	—
Advances (repayments) under revolving term credit facility, including financing costs (note 14)	(211,300)	207,000	—
Repayment of other long-term obligations (note 14)	(193,366)	(45,602)	(75,212)
Repurchase of U.S. Dollar Senior Notes (note 18)	—	(141,017)	—

Cash provided by financing activities	58,641	409,017	151,016

Effect of exchange rate changes on cash and cash equivalents	(229)	(187)	271

Net increase (decrease) in cash and cash equivalents	309,747	(52,942)	99,807
Cash and cash equivalents, beginning of year	125,144	178,086	78,279

Cash and cash equivalents, end of year	434,891	125,144	178,086

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION
2001 ANNUAL REPORT
FOR CANADIAN REGULATORY PURPOSES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In accordance with Canadian generally accepted accounting principles
(Tabular amounts in thousands of U.S. dollars, except number of shares and per share data)

1.    GOVERNING STATUTE AND NATURE OF OPERATIONS

  Biovail Corporation ("Biovail" or the "Company") is incorporated under the laws of the Province of Ontario, Canada. The Company is a fully integrated pharmaceutical company engaged in the formulation, clinical testing, registration, manufacture, sale and promotion of medications utilizing advanced drug delivery technologies for the treatment of chronic medical conditions. The Company's common shares trade on the New York Stock Exchange ("NYSE") and the Toronto Stock Exchange.

2.    SIGNIFICANT ACCOUNTING POLICIES

  Basis of presentation

  The consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with Canadian generally accepted accounting principles ("GAAP"), applied on a consistent basis. Consolidated financial statements prepared in U.S. dollars and in accordance with U.S. GAAP are made available to all shareholders and filed with various regulatory authorities.

  Principles of consolidation

  The consolidated financial statements include the accounts of the Company and those of all its subsidiaries. All significant intercompany transactions and balances have been eliminated.

  Use of estimates

  In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates. Significant estimates made by management include the calculation of reserves for uncollectible accounts, product recalls, returns, rebates and allowances, useful lives of long-lived assets, including intangibles, and the realizability of future tax assets.

  Fair value of financial instruments

  The estimated fair value of all financial assets and liabilities, other than the Convertible Subordinated Preferred Equivalent Debentures, approximates their carrying values at December 31, 2001 and 2000. Fair value of a financial instrument is defined as the amount of consideration that would be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act.

  Cash and cash equivalents

  Cash and cash equivalents include highly liquid investments with original maturities of 90 days or less when purchased. Cash equivalents are carried at cost, which approximates fair value.

  Inventories

  Inventories are comprised of raw materials, work in process and finished goods, which are valued at the lower of cost and replacement cost, on a first-in, first-out basis. The costs of raw materials and acquired finished goods inventories are the purchase price of the product and attributable direct costs, less trade discounts. The cost of manufactured inventory includes the purchase price of raw materials, direct labour, and the application of attributable overheads.

  Long-term investments

  Long-term investments are reported at cost less any provision for a loss in value that is other than a temporary decline.

  Property, plant and equipment

  Property, plant and equipment are reported at cost, less accumulated depreciation. Cost includes interest costs attributable to major capital projects prior to the projects becoming available for productive use. Depreciation is computed using the straight-line method based on the following estimated useful lives:

Buildings	25 years
Machinery and equipment	5-10 years
Other equipment	3-5 years
Leasehold improvements	term of lease

  Goodwill and intangible assets

  Goodwill represents the excess of the purchase price of acquired businesses over the fair value of the identifiable net assets acquired. Intangible assets acquired through business combinations are initially recognized at fair value based upon an allocation of the purchase price. Intangible assets acquired other than through business combinations are initially recognized at fair value based upon the consideration paid.

  Goodwill and intangible assets are reported net of accumulated amortization. Amortization is computed using the straight-line method based on the following estimated useful lives:

Goodwill	20 years
Workforce	6-10 years
Acquired research and development	5-15 years
Core technology	15 years
Brand names	20 years
Product rights and royalty interests	10-20 years

  The Company reviews long-lived identifiable assets and goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable by comparing the carrying amount to the related, estimated undiscounted future net cash flows. If the undiscounted future cash flows are less than the carrying amount of a long-lived asset, the carrying amount of the long-lived asset is written-down to its estimated net recoverable amount.

  Effective with the adoption of The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3062, "Goodwill and Other Intangible Assets", on January 1, 2002, goodwill and certain other intangible assets will no longer be amortized but will be subject to annual impairment tests (as described in this note under recent accounting pronouncements).

  Other assets

  Other assets include deferred financing costs related to the revolving term credit facility, which are reported at cost, less accumulated amortization. The deferred financing costs are amortized over the three-year term of the facility. Amortization expense is included as a component of interest expense.

  Income taxes

  The liability method of accounting for income taxes is used. Under this method, future tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. A valuation allowance is provided for the portion of future tax assets which are "more likely than not" to be unrealized. Future tax assets and liabilities are measured using the substantively enacted tax rates and laws expected to apply when the assets are expected to be realized or the liabilities are expected to be settled.

  Revenue recognition

  Product sales — Product sales revenue is recognized when the product is shipped to the customer, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped. Revenue from product sales is recognized net of sales discounts and allowances. In certain circumstances the Company allows customers to return or exchange products and, accordingly, the Company maintains provisions for estimated product returns or exchanges. Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenue.

  Research and development — Research and development revenue attributable to the performance of contract services is recognized as the services are performed, in accordance with the terms of the specific development contract. On long-term research and development arrangements, revenue is recognized relative to the total level of effort necessary to meet all regulatory and developmental requirements. Costs and related profit margin in excess of amounts billed are included in accounts receivable. Amounts billed in excess of costs and related profit margin are included in deferred revenue. Non-refundable, up-front fees for access to the Company's proprietary technology in connection with certain research and development arrangements are deferred and recognized as revenue on a straight-line basis over the term of the related arrangement.

  Royalty and licensing — Royalty revenue is recognized on an accrual basis in accordance with the contractual agreements and when the Company has no future obligations pursuant to the royalty fee. Royalty revenue is net of amounts payable to sublicensees where the Company is simply acting as an agent for the sublicensee. License revenue is deferred and recognized on a straight-line basis over the license period. If there are future performance obligations of the Company, or contingent future events relating to the amounts received or receivable under the license agreements, revenue attributable to these obligations or future events is deferred and recognized upon the completion of the specific event.

  Research and development

  Research costs are expensed in the period in which they are incurred; development costs are expensed in the period in which they are incurred unless they meet the criteria for deferral. At December 31, 2001 and 2000, deferred development costs reported in assets were nil. Acquired research and development, and the cost of intangibles that are purchased from others for a particular research and development project, are deferred and amortized over their estimated useful lives, which range from five to fifteen years.

  Advertising costs

  Advertising and promotion costs related to new product launches are expensed upon the first showing of the product. Advertising expense for 2001, 2000 and 1999 was $3,957,000, $3,434,000 and $4,955,000, respectively. At December 31, 2001 and 2000, deferred advertising costs reported in assets were nil.

  Reporting currency and foreign currency translation

  The Company presents its consolidated financial statements in U.S. dollars. The financial statements of the parent company and its non-U.S. subsidiaries are translated into U.S. dollars. Asset and liability accounts are translated at the rate of exchange prevailing at the balance sheet date. Shareholders' equity accounts are translated at the applicable historical rate. Revenue and expense accounts are translated at the average rate of exchange for the year. The cumulative foreign currency translation adjustment is reported as a component of shareholders' equity. The net change in the cumulative foreign currency translation adjustment in the periods presented is primarily due to fluctuations in the exchange rates between the Company's reporting currency and the Canadian dollar, Irish pound and Swiss franc.

  Foreign currency transaction gains and losses are included in net income and are immaterial for all periods presented.

  Stock option plan

  No compensation expense is recognized when stock options are issued to employees under the Company's stock option plan. Any consideration paid by employees on the exercise of stock options is credited to common shares.

  Options issued to non-employees are fair valued at the date of grant using a fair value-based option pricing model.

  Earnings per share

  Earnings per share are calculated based on net income attributable to common shareholders. Basic earnings per share are calculated using the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the basic weighted average number of common shares outstanding during the year is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The dilutive effect of warrants and stock options is determined using the treasury stock method. The dilutive effect of convertible securities is determined using the "if-converted" method.

  Recent accounting pronouncements

  In September 2001, the CICA issued new Handbook Section 1581, "Business Combinations" and Handbook Section 3062. Effective January 1, 2002, goodwill and other intangible assets deemed to have indefinite lives will no longer be amortized, but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their estimated useful lives.

  The Company will adopt Handbook Section 3062 as of January 1, 2002 as required. The Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002. Any impairment loss for goodwill and indefinite lived intangible assets arising from the initial application of Handbook Section 3062 will be charged to the deficit.

  In accordance with Handbook Section 3062, the Company is in the process of: (a) assessing the useful lives of its intangible assets, including identifying any intangible assets with indefinite lives; (b) identifying intangible assets that do not meet the criteria for recognition apart from goodwill that will be reclassified to goodwill, and intangible assets that meet the criteria for recognition apart from goodwill but have been aggregated with goodwill that will be reclassified and reported separately from goodwill; and (c) determining the cumulative effect of the change in accounting policy as of January 1, 2002.

  In December 2001, the CICA issued new Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", effective January 1, 2002. Handbook Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation, and other stock-based payments, and applies to awards granted on or after January 1, 2002. Under the provisions of Handbook Section 3870, companies can either measure the compensation cost of equity instruments issued under employee compensation plans using a fair value-based method or can recognize compensation cost using another method, such as the intrinsic value-based method. However, if another method is applied, pro forma disclosure of net income (loss) and earnings (loss) per share must be presented in the financial statements as if the fair value-based method had been applied. The Company will adopt Handbook Section 3870 as of January 1, 2002 as required. The Company will recognize employee stock-based compensation costs under the intrinsic value-based method, and will provide pro forma disclosure of net income and earnings per share as if the fair value-based method had been applied.

3.    CHANGES IN ACCOUNTING POLICIES

  Revenue recognition

  In 2000, the Company implemented the provisions of the U.S. Securities and Exchange Commission's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements", retroactively to January 1, 1998. These policies are generally accepted under both U.S. and Canadian GAAP. Accordingly, the Company changed its method of accounting to that described in the revenue recognition accounting policy for up-front research and development, product license and certain other fees. The Company historically recognized these fees as revenue when all the conditions to payment had been met, and there were no further performance contingencies or conditions to the Company's receipt of payment. These fees were not creditable against future payments. At January 1, 1998, the cumulative effect of the change in accounting policy on prior years resulted in a charge to retained earnings of $18,100,000. For 2001 and 2000, the related deferred revenue recognized as revenue was $6,300,000 and $9,300,000, respectively.

  Amounts as originally reported and restated are as follows:

Year ended December 31, 1999	Reported $	Restated $
Deferred revenue	4,962	48,462
Retained earnings	57,252	13,752
Revenue	176,492	165,092
Net income attributable to common shareholders	62,480	51,080
Earnings per share
Basic	0.61	0.50
Diluted	0.58	0.47

  Income taxes

  Effective January 1, 2000, the Company adopted the recommendations of CICA Handbook Section 3465, "Income Taxes". Accordingly, the liability method of tax allocation is used as described in the income tax accounting policy. Previously, the deferral method was used, based on differences in the timing of reporting income and expenses in the financial statements and tax returns. The recommendations were applied retroactively without restatement of the financial statements of prior years. At January 1, 2000, the cumulative effect of this change in accounting policy on prior years resulted in a charge of $51,848,000 to retained earnings, a decrease in goodwill of $32,892,000, and a net increase in future income tax liability of $18,956,000. The adjustment was primarily the result of the 1999 acquisition of Fuisz Technologies Ltd. ("Fuisz") and the recognition of the tax consequences of the differences between the assigned values and tax bases of the acquired assets and liabilities and the recognition of the tax benefit of the available loss carryforwards.

  Earnings per share

  Effective December 31, 2000, the Company adopted the recommendations of CICA Handbook Section 3500, "Earnings Per Share". Accordingly, basic and diluted earnings per share are calculated using the methodology described in the earnings per share accounting policy. The recommendations were applied retroactively to restate all diluted earnings per share amounts in these consolidated financial statements.

4.    ACQUISITIONS

  Year ended December 31, 2000

  During 2000, the Company completed the acquisitions of Intelligent Polymers Limited ("Intelligent Polymers"), the Cardizem® product line ("Cardizem®") and DJ Pharma, Inc. ("DJ Pharma"). These acquisitions were accounted for under the purchase method of accounting. Total consideration, including acquisition costs, was allocated based on estimated fair values on the respective dates of acquisition, as follows:

	Intelligent Polymers $	Cardizem® $	DJ Pharma $	Total $
Current assets	3,287	—	14,705	17,992
Equipment	—	—	672	672
Deferred compensation trust fund	—	—	8,268	8,268
Assembled workforce	—	—	5,200	5,200
Acquired research and development	208,424	—	—	208,424
Brand names and product rights	5,000	406,070	130,500	541,570
Goodwill	—	—	103,389	103,389
Current liabilities	(14,270)	—	(22,844)	(37,114)
Future tax liability	—	—	(32,892)	(32,892)
Deferred compensation obligation	—	—	(8,268)	(8,268)
Debt assumed	—	—	(34,169)	(34,169)

	202,441	406,070	164,561	773,072

Consideration
Cash paid, net of cash acquired	202,441	239,652	162,802	604,895
Issue of non-employee options	—	590	—	590
Fair value of options granted to employees	—	—	1,759	1,759
Accrued acquisition costs	—	4,000	—	4,000
Cardizem® obligation	—	161,828	—	161,828

	202,441	406,070	164,561	773,072

  Intelligent Polymers

  Background

  In July 1997, Intelligent Polymers, a Bermuda corporation, was formed primarily to develop once-daily controlled-release branded versions of selected drugs whose chemical patents and/or exclusivity periods had or were about to expire and which were marketed only in immediate-release form or in controlled-release form requiring multiple daily dosing.

  In September 1997, the Company concluded a development and license agreement (the "Development Contract") and a services agreement with Intelligent Polymers, whereby the Company would develop the designated products on Intelligent Polymers' behalf.

  In an initial public offering in October 1997, 3,737,500 units of Intelligent Polymers were sold to the public, resulting in net proceeds to Intelligent Polymers, after offering costs, of approximately $69,500,000. The proceeds of the offering were used by Intelligent Polymers to make payments to the Company under the Development Contract.

  Payments received by the Company from Intelligent Polymers pursuant to the Development Contract were $55,200,000 for the period ended September 29, 2000 and $33,000,000 for the year ended December 31, 1999. The cost of providing those services to Intelligent Polymers was $35,200,000 for the period ended September 29, 2000 and $19,800,000 for the year ended December 31, 1999.

  In December 1999, the Company exercised its option to acquire the rights to the generic version of Procardia XL, developed on behalf of Intelligent Polymers, for $25,000,000. The right to Procardia XL was capitalized and is being amortized over its estimated useful life of ten years.

  The Company, as the holder of all of the issued and outstanding special shares of Intelligent Polymers, was entitled, at its sole discretion, to purchase all, but not less than all, of the outstanding common shares of Intelligent Polymers commencing on the closing date of the offering and ending on the earlier of September 30, 2002, or the 90th day after the date Intelligent Polymers provided the

  Company with quarterly financial statements showing cash or cash equivalents of less than $3,000,000. The purchase price calculated on a per share basis would have been as follows:

Purchase price $
Before October 1, 2000	39.06
On or after October 1, 2000 and on or before September 30, 2001	48.83
On or after October 1, 2001 and on or before September 30, 2002	61.04

  Description of acquisition

  On September 29, 2000, the Company sold all of its interest in and to the special shares of Intelligent Polymers to IPL Acquireco 2000 Ltd., a British Virgin Islands company ("IPL Acquireco"), in exchange for 12,000 non-voting common shares of IPL Acquireco, valued at $12,000. In addition, the Company invested $141,500,000 in non-voting Class A shares of IPL Acquireco. On the same date, IPL Acquireco, as holder of the special shares of Intelligent Polymers, consummated the purchase of all the issued and outstanding common shares of Intelligent Polymers and thereby Intelligent Polymers became a wholly-owned subsidiary of IPL Acquireco. As a result of IPL Acquireco's acquisition of Intelligent Polymers, certain provisions of the Development Contract were amended such that Intelligent Polymers took over the development of the designated products, including directly contracting with, and making payments to, third parties.

  The Company, as holder of all of the non-voting common shares of IPL Acquireco, was entitled, at its sole discretion, to purchase all of the voting common shares of IPL Acquireco at any time prior to October 1, 2002. IPL Acquireco had 6,500,000 voting common shares issued and outstanding.

  On December 29, 2000, the Company purchased all the voting common shares of IPL Acquireco for a total consideration of $6,750,000. Contemporaneously with the acquisition of IPL Acquireco, the Company repaid the bank credit facility of Intelligent Polymers, which amounted to $56,616,000. Accordingly, the total consideration for the acquisition of IPL Acquireco, including the value of the Class A and special shares, was $204,878,000. The assets, liabilities and expenses of IPL Acquireco and Intelligent Polymers have been included in these consolidated financial statements from December 29, 2000.

  Acquired research and development

  At the date of acquisition, the products under development were in various stages of completion, had not reached technological feasibility and had no known alternative uses, and were considered to be in-process research and development. The efforts required to develop the acquired research and development into commercially viable products include the completion of the development stages of the products, clinical-trial testing, U.S. Food and Drug Administration ("FDA") approval, and commercialization. The principal risks relating to the products in development are the outcomes of the formulation development, clinical studies and regulatory filings. At the date of acquisition, none of the products had been submitted for approval with the FDA. Since pharmaceutical products cannot be marketed without regulatory approvals, the Company will not receive any benefits unless regulatory approval is obtained.

  Biovail is continuing the development programs for the various products previously being developed for Intelligent Polymers. Two of these developmental programs are now in Phase III clinical trials (tramadol and buspirone), and another (bupropion) has been licensed to GlaxoSmithKline plc ("GSK") as described in note 25 — Research and Development Arrangements.

  Intangible asset

  Intelligent Polymers had acquired as part of its development activities the rights to a cardiovascular product. This product right was included in the value of the net assets of Intelligent Polymers acquired. In 2001, the Company wrote-off the net book value of the product right as described in note 17 — Write-Down of Assets.

  Pro forma information

  The following unaudited pro forma information presents a summary of the consolidated results of operations of the Company, IPL Acquireco and Intelligent Polymers as if the acquisition had occurred on January 1, 1999. All transactions between the Company and Intelligent Polymers have been eliminated. A full year of amortization is included in the consolidated results of both periods presented.

	2000 $	1999 $
Total revenue	255,946	132,092
Net loss attributable to common shareholders	(35,803)	(46,622)
Basic and diluted loss per share	(0.28)	(0.45)

  These unaudited pro forma consolidated results have been prepared for comparative purposes only. They do not purport to be indicative of the results of operations which actually would have resulted had IPL Acquireco and Intelligent Polymers been included in the Company's consolidated financial statements from January 1, 1999. In addition, they do not purport to be indicative of future consolidated results of operations of the Company.

  Cardizem®

  Description of acquisition

  On December 28, 2000, the Company acquired the North American rights to Cardizem® from Aventis Pharmaceuticals, Inc. and its affiliates ("Aventis"). Cardizem® is a leading calcium channel blocker prescribed for the treatment of hypertension and angina. The Company acquired all of the intangible assets associated with the products including the patents, regulatory files, trademarks, manufacturing know-how, copyrights and other intellectual property. The Company obtained the beneficial rights to and the interest in Cardizem® effective December 31, 2000 and obtained full legal rights and title on December 31, 2001, following the completion of the payments described below.

  The purchase price for Cardizem® was $409,500,000 in cash comprised of an initial payment of $239,500,000, and the balance of $170,000,000 payable equally over the four quarters of 2001. The remaining payments were present valued based on an imputed interest rate of approximately 8%, which was comparable to the Company's available borrowing rate as at the date of the transaction. Accordingly, the present value of the remaining payments was determined to be $161,828,000, resulting in a discount of $8,172,000. The total discounted purchase price was $406,070,000, including costs of acquisition of $4,742,000, and was allocated entirely to intangible assets. The intangible assets will be amortized over their estimated useful lives of twenty years.

  Manufacturing and transitional services agreements

  In connection with the acquisition, the Company entered into manufacturing and transitional services agreements with Aventis. The terms of these agreements are summarized as follows:

  Aventis will manufacture and package, or cause another party to manufacture and package, Cardizem® for sale by the Company. The term of the agreement is from January 1, 2001 to December 31, 2003, with a right to extend the term at the Company's option, subject to certain conditions, if by the end of the term the Company is unable to successfully manufacture Cardizem® on its own behalf, or is unable to reach an agreement with a second source supplier. In addition to the manufacturing supply price, the Company agreed to pay additional amounts under the manufacturing agreement of $5,000,000, $3,000,000 and $2,000,000 on January 2, 2001, 2002 and 2003, respectively, which are not directly attributable to any specified manufacturing volume and are incremental to the existing fair value supply price per unit.

  Aventis agreed to reimburse the Company the sum of $21,000,000 for transitional expenses incurred by the Company. During 2001, the Company applied $11,275,000 of the sum to recompense the $5,000,000 paid under the manufacturing agreement, as described above, and the balance as a reimbursement of other incremental transitional costs incurred. The remaining $9,725,000 has been recorded in accrued liabilities and has been specifically allocated to the future payments under the manufacturing agreement and for other unconditional obligations assumed from Aventis at the time of the acquisition.

  Pro forma information

  The following unaudited pro forma information presents a summary of consolidated results of operations of the Company including the contribution from Cardizem® as if the acquisition had occurred on January 1, 1999. The contribution includes only direct expenses related to Cardizem® and, as such, does not include any allocation of indirect selling, general and administrative expenses. A full year of amortization, and interest expense on advances under the revolving term credit facility, are included in the consolidated results of both periods presented. Included in the consolidated results of 1999 is the amortization of the imputed interest on the Cardizem® obligation.

	2000 $	1999 $
Total revenue	569,612	812,592
Net income attributable to common shareholders	231,393	467,324
Basic earnings per share	1.80	4.56
Diluted earnings per share	1.61	4.32

  These unaudited pro forma consolidated results have been prepared for comparative purposes only. They do not purport to be indicative of the results of operations which actually would have resulted had the contribution from Cardizem® been included in the Company's consolidated financial statements from January 1, 1999. In addition, they do not purport to be indicative of future consolidated results of operations of the Company.

  DJ Pharma (renamed Biovail Pharmaceuticals, Inc.)

  Description of acquisition

  On October 6, 2000, the Company acquired DJ Pharma for $165,127,000, including costs of acquisition of $868,000 and the fair value of unvested DJ Pharma employee stock options. The total fair value of the unvested options granted to employees of DJ Pharma was determined to be $7,480,000, of which $1,759,000 was allocated to the purchase price, and $5,721,000 was allocated to deferred compensation, based on ratios of the past and future service periods divided by the total service period, respectively. The assets, liabilities, revenue and expenses of DJ Pharma have been included in the consolidated financial statements of the Company from October 6, 2000.

  DJ Pharma was organized to market and sell patented and branded generic prescription pharmaceutical products for the treatment of respiratory and allergy conditions, and for skin and soft tissue infections. DJ Pharma obtained the rights to certain products from Dura Pharmaceuticals, Inc. and one of its subsidiaries ("Dura"). The products obtained from Dura included a patented broad-spectrum antibiotic ("Keftab") used primarily for the treatment of respiratory and skin infections developed by Eli Lilly & Company ("Eli Lilly"); a line of prescription cough, cold and allergy branded generic products ("Dura-Vent") developed by Dura; and a line of prescription cough, cold and allergy branded generic products ("Rondec") developed by Abbot Laboratories. DJ Pharma also had the exclusive rights to sell and market Schering Corporation's ("Schering") antibiotic Cedax in the United States. Cedax is an antibiotic indicated for the treatment of chronic bronchitis, middle ear infection and tonsillitis.

  DJ Pharma had an assembled workforce mainly involved in the sales and marketing of its products.

  Assembled workforce

  At the acquisition date, the Company obtained the services of approximately 300 DJ Pharma employees, consisting primarily of sales account managers and representatives. The assembled workforce was fair valued using a cost approach, and is estimated to have a useful life of six years.

  Product rights

  At the acquisition date, DJ Pharma had various purchase, licensing and supply agreements covering branded products and product families such as Keftab, Dura-Vent, Rondec and Cedax. These contracts provided the Company with a stream of identifiable benefits resulting from the sale of these products. Under the agreement with Dura, DJ Pharma obtained exclusive rights to Keftab, Dura-Vent and Rondec through to December 31, 2002 in return for payment of certain license fees based on a percentage of net sales, subject to annual minimums and maximums (the "Dura Agreement"). At the expiration of the Dura Agreement, DJ Pharma was to obtain Dura's rights to Dura-Vent worldwide and its rights to Rondec and Keftab within the United States. Under the agreement with Schering, DJ Pharma obtained the co-exclusive right to market Cedax in the United States. At the termination of the agreement, all rights to the product revert back to Schering. The products under the license agreements were valued using an income approach, based on the present value of the incremental revenue and corresponding cash flow that could be lost in the absence of these contracts. The discount rate used was an after-tax market-derived rate of 18%. The fair value of the Keftab, Dura-Vent and Rondec products was determined to be $96,500,000, with estimated useful lives of twenty years. The fair value of the Cedax product was determined to be $34,000,000, with an estimated useful life of ten years, based on the remaining term of the Schering agreement.

  On December 27, 2000, DJ Pharma and Dura agreed to amend certain provisions of the Dura Agreement, with the effect that the second closing date under the agreement was accelerated from December 31, 2002. Consequently, DJ Pharma obtained the ownership to the Dura-Vent and Rondec product lines, including the trademarks, regulatory history, formulations, manufacturing know-how and marketing information, and the assignment of Dura's license rights to the Keftab product line, as of the amendment date. In consideration, DJ Pharma agreed to make the maximum remaining license payments under the Dura Agreement, and to settle the promissory note payable and the product acquisition notes payable to Dura, plus accrued interest to the amendment date. The remaining maximum license payments amounted to $19,800,000 and have been capitalized to product rights, and the settlement of the principal plus interest due under the notes amounted to $28,100,000.

  In 2001, the Company recorded a write-down in the net book values of the Keftab and Dura-Vent product rights as described in note 17 — Write-Down of Assets.

  Deferred compensation

  DJ Pharma initiated an Executive Deferred Compensation Plan to provide certain employees with the opportunity to supplement their retirement income through the deferral of pre-tax income. The initial funding of the plan was through compensation deferrals by the plan participants. Those funds, totalling $8,268,000, were placed in trust and invested to purchase life insurance policies (recorded at the cash surrender value) in the names of each participant. The terms of the trust agreement state that the assets of the trust are available to satisfy the claims of general creditors of the company in the event of bankruptcy, thereby qualifying the trust as a rabbi trust for U.S. income tax purposes. The assets of the trust have been consolidated with the accounts of the employer in the financial statements of the employer, with the corresponding amount recorded as a deferred compensation obligation. Changes in the value of the assets held by the trust are recorded in net income each period, with a corresponding charge (or credit) to compensation expense, to reflect the fair value of the amount owed to the participants.

  Future income taxes

  At the acquisition date, the Company recognized a net future income tax liability of $32,892,000 for the tax consequences of differences between the assigned values and tax bases of DJ Pharma's acquired assets and liabilities, excluding goodwill.

  Pro forma information

  The following unaudited pro forma information presents a summary of the consolidated results of operations of the Company and DJ Pharma as if the acquisition had occurred on January 1, 1999. A full year of amortization is included in the consolidated results of both periods presented.

	2000 $	1999 $
Total revenue	343,669	202,273
Net income attributable to common shareholders	69,890	45,293
Basic earnings per share	0.54	0.44
Diluted earnings per share	0.49	0.42

  These unaudited pro forma consolidated results have been prepared for comparative purposes only. They do not purport to be indicative of the results of operations which actually would have resulted had DJ Pharma been included in the Company's consolidated financial statements from January 1, 1999. In addition, they do not purport to be indicative of future consolidated results of operations of the Company.

  Year ended December 31, 1999

  Fuisz (renamed Biovail Technologies Ltd.)

  Description of acquisition

  On November 12, 1999, the Company completed the acquisition of Fuisz for $177,897,000 including costs relating to the acquisition. Fuisz is an international company that is engaged in the development, manufacturing and commercialization of a wide range of drug delivery, nutraceutical and food ingredient products utilizing its proprietary CEFORM®, Shearform® and other drug delivery technologies (the "Fuisz Technology").

  Fuisz was acquired through a series of transactions which began in July 1999 with the purchase of certain Fuisz common stock and the announcement on July 25, 1999 that the Company had entered into a merger agreement to acquire the remaining common stock of Fuisz in a two-stage transaction consisting of a cash tender offer and a stock-for-stock merger.

  By September 4, 1999, the Company had completed the acquisition of 49% of Fuisz's outstanding common stock for cash consideration of $75,565,000 pursuant to the cash tender offer and other purchase transactions. On November 12, 1999, Biovail acquired the remaining common stock of Fuisz by issuing 6,176,620 common shares, with a fair value of $96,006,000. The value of the common shares issued by the Company was determined by reference to the average market price of the Company's common shares before and after the date of acquisition on November 12, 1999 and after giving effect to the normal costs of the issue of shares.

  Purchase price allocation

  The Company accounted for the acquisition of Fuisz as a step acquisition using the purchase method of accounting. The Company has recognized in these consolidated financial statements its 49% equity interest in the results of Fuisz for the period from September 4, 1999, the date it acquired significant influence, to November 12, 1999, the date of acquisition of control. The equity loss for this period amounted to $1,618,000. The assets, liabilities, revenue and expenses of Fuisz have been included in these consolidated financial statements from November 12, 1999.

  The purchase price of $177,897,000, which includes acquisition costs of $6,326,000, was allocated as follows:

$
Current assets	60,617
Assets held for disposal	20,000
Buildings and equipment	16,893
Acquired research and development	137,470
Intangible assets	358
Workforce	2,041
Core technology	11,185
Goodwill	37,224
Current liabilities	(21,820)
Debt assumed	(86,071)

Purchase price	177,897

  Included in the provision for restructuring costs related to the acquisition of Fuisz, established by the Company at the date of acquisition, was a $10,000,000 reserve for the settlement of a pre-acquisition contract. The settlement of this contract was a contingency that existed prior to the acquisition of Fuisz, and the amount of the reserve was based on the information available to the Company at that time. The reserve was included in the determination of the net assets of Fuisz acquired. During 2000, the Company entered into a final settlement of this pre-acquisition contract. Also during 2000, the Company issued 27,000 additional common shares in relation to the acquisition of Fuisz with a fair value of $386,000. The cash settlement of the contract and the issuance of additional common shares resulted in a charge of $7,460,000 to net income in 2000.

  Future income taxes

  Effective January 1, 2000, upon the adoption of the recommendations for income taxes described in the changes in accounting policies, the Company recognized a net future income tax liability of $57,656,000 for the tax consequences of differences, as at the acquisition date of November 12, 1999, between the assigned values and tax bases of Fuisz's acquired assets and liabilities, excluding goodwill. In addition, the Company recognized $32,892,000 of tax benefits for available Fuisz U.S. tax loss carryforwards as at the acquisition date, resulting in a corresponding reduction in the value of Fuisz goodwill acquired.

  Acquired research and development

  The Fuisz Technology involves drug delivery platforms and the application of such platforms to specific product development programs. At the date of acquisition, Fuisz was involved in seventeen product development projects for a number of pharmaceutical companies which were in various stages of completion. With the exception of certain nutraceutical products, the Fuisz Technology had not been employed in any product which had received regulatory approval to date and was considered to have no alternative future use other than for the therapeutic indications for which it was in development or which may be developed. Accordingly, technological feasibility of the products related to the Fuisz Technology was not established at the acquisition date and was considered to be in-process research and development.

  Two of the projects had been submitted for approval with the applicable regulatory authorities. One project was submitted to the FDA in June 1998 and the other was submitted to the U.K. Medical Control Agency in April 1998. The remaining fifteen projects were expected to be completed in accordance with Fuisz's contractual obligations with the relevant customers over the succeeding eighteen months.

  The development projects were estimated to be 65% complete on average, estimated peak sales were approximately $942,000,000 per annum, estimated costs to completion of those products were approximately $9,500,000 and a discount rate of 28% was used. The average time to full completion of the remaining work for the projects in development was estimated to be approximately twelve months. The work remaining to complete the products in development involved ongoing formulation, bioequivalency, safety and efficacy studies and the submission of regulatory filings to seek marketing approvals. The principal risks relating to the acquired technology were the outcomes of such clinical trials and Biovail's ability to negotiate acceptable commercial terms with the pharmaceutical companies developing the products. As pharmaceutical products cannot be marketed without regulatory approvals, the Company will not receive any benefits unless regulatory approval is obtained.

  If the projects under development are successful, the Company expects that the Fuisz Technology will have an extended life cycle. Because the Fuisz Technology is based on drug delivery, the technology can be applied to numerous products. Although the risk of technological feasibility is always present in each product, the Company's strategy is to exploit the technology through numerous product developments which the Company expects will occur over at least fifteen years from the date of acquisition.

  In 2000, one of the products under development at the acquisition date received approvals for marketing in the United Kingdom and Australia. The product, a rapid dissolve form of ibuprofen, represented the first commercial introduction of a product utilizing the Fuisz Technology. Subsequently, Biovail terminated substantially all of the developmental projects Fuisz had been working on and re-directed the developmental efforts of that organization to formulating a specific number of FlashDose® products targeting Biovail's therapeutic areas of focus. These new Biovail programs utilize some or all of the Fuisz Technology.

  Assets held for disposal

  The Company determined, as part of its evaluation of the purchase of Fuisz, that certain operations of Fuisz were not strategic to Biovail's business plans and accordingly should be sold.

  Prior to the completion of the stock exchange, on October 22, 1999, Fuisz agreed to sell all of the issued shares of three of its wholly-owned European subsidiaries for proceeds of $28,700,000. Further, Fuisz agreed to assign all of the rights, privileges and advantages from its Cebutid trademark to the purchaser of its European subsidiaries for proceeds of $10,273,000. No gain or loss was recognized by the Company on these transactions as these subsidiaries were included in the purchase price allocation at their fair value when Biovail acquired its 49% interest in Fuisz.

  On December 1, 1999, with an effective date of January 4, 2000, the Company entered into an agreement to sell all of the issued share capital of Clonmel Healthcare Limited ("Clonmel"), a pharmaceutical and antibiotic manufacturer and distributor located in Ireland, for proceeds of $20,000,000. The Company recognized no gain or loss on this transaction as Clonmel was included at its fair value in the purchase price allocation on November 12, 1999.

5.    CASH AND CASH EQUIVALENTS

	2001 $	2000 $
Cash and bank certificates of deposit	235,038	65,784
Money market funds and corporate debt securities	70,729	59,360
Canadian and U.S. government securities	129,124	—

	434,891	125,144

  The Company invests its excess cash in high quality (investment grade 'AA' or better) government and corporate debt securities.

6.    ACCOUNTS RECEIVABLE

	2001 $	2000 $
Trade (net of allowance for doubtful accounts of $7,085,000 and $4,049,000 for 2001 and 2000, respectively)	86,325	98,442
Royalties	6,313	3,565
Other	3,918	3,843

	96,556	105,850

  The Company performs ongoing credit evaluations of customers and generally does not require collateral. Allowances are maintained for potential credit losses. Three customers accounted for 51% and 61% of trade and royalties receivable at December 31, 2001 and 2000, respectively. The Company believes that there is no unusual exposure associated with the collection of these receivables.

7.    INVENTORIES

	2001 $	2000 $
Raw materials	12,110	7,140
Work in process	5,818	5,079
Finished goods	20,578	11,889

	38,506	24,108

8.    LONG-TERM INVESTMENTS

	2001 $	2000 $
Hemispherx Biopharma, Inc. (i)	1,285	2,250
Western Life Sciences Venture Fund LP (ii)	628	—
Other	442	204

	2,355	2,454

  (i)
  Hemispherx Biopharma, Inc.

    In February 2000, the Company invested $2,250,000 in common shares of Hemispherx Biopharma, Inc. ("Hemispherx"). The investment represents approximately 1% of the outstanding common shares of Hemispherx. At December 31, 2001, the investment in Hemispherx was written-down to its fair market value, based on the quoted market price of $1,285,000.

  (ii)
  Western Life Sciences Venture Fund LP

    In December 2001, the Company invested $628,000 in a limited partnership under the name of Western Life Sciences Venture Fund LP (the "Fund"). The Company has committed to an aggregate capital contribution to the Fund of approximately $6,280,000. The remaining commitment will be paid in tranches as monies are required by the Fund for investments or expenses. The Fund intends to use its capital to invest in companies engaged in the early stage and second stage of the development of human biotechnology, primarily pharmaceutical, biological and nutraceutical products, as well as medical devices.

    The Company has the exclusive right to determine if it has an interest in the potential product or products of a prospective investee company, and to make a proposal to the investee company for the distribution, sales, marketing or licensing of a particular product or products.

    Net income and net losses of the Fund for any fiscal period, and distribution of distributable cash, will be allocated to the Company on a pro rata basis in accordance with the terms of the Limited Partnership agreement.

9.    PROPERTY, PLANT AND EQUIPMENT

	2001		2000
	Cost $	Accumulated depreciation $	Cost $	Accumulated depreciation $
Land	7,357	—	4,419	—
Buildings	27,154	5,116	19,489	4,553
Machinery and equipment	43,225	14,168	30,054	10,701
Other equipment and leasehold improvements	37,603	10,474	20,233	6,400

	115,339	29,758	74,195	21,654
Less accumulated depreciation	29,758		21,654

	85,581		52,541

  At December 31, 2001 and 2000, the cost of property, plant and equipment included $24,701,000 and $1,676,000, respectively, of assets under construction, or awaiting FDA approval, and not available for productive use. Interest capitalized amounted to $1,089,000 in 2001, and nil in 2000 and 1999.

  Depreciation expense amounted to $9,386,000, $8,096,000 and $4,138,000 in 2001, 2000 and 1999, respectively.

10.  GOODWILL

	2001 $	2000 $
Cost	111,805	112,440
Less accumulated amortization	10,284	5,510

	101,521	106,930

  Amortization expense amounted to $5,816,000, $2,058,000 and $2,018,000 in 2001, 2000 and 1999, respectively.

11.  INTANGIBLE ASSETS

	2001 $	2000 $
Workforce	7,241	7,241
Core technology	11,185	11,185
Acquired research and development	345,894	345,894
Brand names, product rights and royalty interests
Cardizem®	406,070	406,070
Keftab, Dura-Vent, Rondec and Cedax (note 17)	75,177	154,089
Adalat	51,459	64,720
Procardia XL	25,000	25,000
Tiazac®	15,000	15,000
Other	33,660	22,217

	970,686	1,051,416
Less accumulated amortization	107,827	24,134

	862,859	1,027,282

  Amortization expense amounted to $93,669,000, $19,830,000 and $3,286,000 in 2001, 2000 and 1999, respectively.

  Adalat

  On October 4, 1999, Biovail and Elan Corporation, plc ("Elan") entered into a licensing and supply agreement whereby Biovail obtained a license to distribute Elan's generic version of Adalat CC, 30mg dosage ("Adalat"), in exchange for royalties based upon a percentage of sales. The Company first launched Adalat in March 2000. Elan manufactures and supplies Adalat to Biovail.

  On December 29, 2000, Biovail and Elan agreed to certain amendments to the licensing and supply agreement (the "Amended Agreement"). The initial term of the Amended Agreement is fifteen years from the date of first commercial sale. Under the terms of the Amended Agreement, Biovail will pay to Elan annual minimum license payments, exclusive of the direct manufacturing cost of Adalat purchased from Elan.

  The minimum license payments were capitalized as a product right, with a corresponding long-term obligation to Elan. The product right and obligation was the present value of the minimum license payments based on an imputed interest rate of approximately 8%, which was comparable to the Company's available borrowing rate as at the date of the transaction. Accordingly, the present value of the minimum license payments was determined to be $64,720,000 resulting in a discount of $8,780,000. The product right will be amortized over its estimated useful life, which is the remaining initial term of the Amended Agreement. At the end of the initial term, the Amended Agreement continues automatically for subsequent two-year periods, unless terminated by either party.

  Under the terms of the Amended Agreement, Biovail was entitled to recover $15,000,000 in the form of a 50% reduction of the minimum license payments otherwise payable to Elan. During 2001, this amount was recorded as proceeds on reduction in intangible assets.

  If in any one or more of the calendar years 2005 to 2009 sales of Adalat are in excess of the amounts prescribed in the Amended Agreement, Biovail will pay to Elan a prescribed percentage of the amount by which the sales of Adalat for that year exceeds the corresponding prescribed amount.

12.  ACCRUED LIABILITIES

	2001 $	2000 $
Accrued product returns, rebates and chargebacks	27,945	16,895
Cardizem® transitional expenses	9,725	—
Employee costs	9,708	5,696
Professional fees	3,523	2,438
Royalties	3,466	3,355
Provision for restructuring costs	1,227	3,482
Interest	2	426
Other	4,393	3,160

	59,989	35,452

  At December 31, 2001, the provision for restructuring costs was comprised of $227,000 (2000 — $1,602,000) related to the acquisition of DJ Pharma, and $1,000,000 (2000 — $1,880,000) related to the acquisition of Fuisz. These costs were included in the determination of the net assets of DJ Pharma and Fuisz acquired. The reduction in the provision was the result of cash payments made during 2001.

13.  DEFERRED REVENUE

	2001 $	2000 $
Up-front research and development fees	33,289	18,600
Up-front licensing and other fees	14,022	21,642
Customer prepayments	2,819	13,992

	50,130	54,234
Less current portion	27,030	26,334

	23,100	27,900

  At December 31, 2001, up-front research and development fees included $11,500,000 (2000 — nil) in fees received from GSK and $6,689,000 (2000 — nil) in fees received from a privately owned developer as described in note 25 — Research and Development Arrangements.

14.  LONG-TERM OBLIGATIONS

	2001 $	2000 $
Adalat obligation (i)	38,626	58,090
Deferred compensation	7,535	8,311
Revolving term credit facility (ii)	—	210,000
Cardizem® obligation (iii)	—	161,828
Non-interest bearing government loan (iv)	—	470
Other debt	—	45

	46,161	438,744
Less current portion	12,592	182,564

	33,569	256,180

  (i)
  Adalat obligation

    The obligation reflects the minimum license payments assumed under the Amended Agreement for Adalat. The obligation, which is non-interest bearing, was discounted by $8,780,000 based on an imputed interest rate of approximately 8%. The remaining installments accrue quarterly in the following gross annual amounts: 2002 — $14,000,000; 2003 — $10,000,000; 2004 — $8,000,000; and 2005 — $8,000,000.

  (ii)
  Revolving term credit facility

    On December 27, 2000, the Company entered into a definitive agreement with the Bank of Nova Scotia (the "Bank") for a $300,000,000 revolving term Senior Secured Credit Facility (the "Credit Facility"). The Credit Facility was fully underwritten by the Bank in anticipation of syndication by the Bank to other financial institutions (collectively, the "Lenders"). Effective June 22, 2001, the Credit Facility was increased to $400,000,000 when the Bank and the Lenders committed to portions of the Credit Facility which in aggregate exceeded the original commitment. The Credit Facility is revolving in nature for the initial term of 364 days, and may be extended at the request of the Company and at the sole discretion of the Lenders for additional periods of up to 364 days. Such an extension was requested by the Company and agreed to by the Lenders for the 364-day period ending December 26, 2002. If the Lenders elect not to further extend the revolving period of the Credit Facility, the Company may elect to convert amounts then outstanding to a non-revolving facility with a final maturity date two years from the then current revolving period maturity date. In this event, advances shall be repaid by equal quarterly installments through the term period. Accordingly, the Credit Facility has been classified as a long-term obligation.

    Borrowings under the Credit Facility are secured by a charge over substantially all of the assets and undertakings, including intellectual property, of the Company. The credit agreement includes certain financial and non-financial covenants. The financial covenants require the Company to meet or exceed certain minimum thresholds for shareholders' equity and interest coverage, and not to exceed a maximum threshold in respect of the ratio of debt to earnings before interest, taxes, depreciation and amortization. Non-financial covenants include, but are not limited to, restrictions on acquisition, capital and debt restructuring related activity exceeding established thresholds. Upon a change in control, the holder of the Credit Facility has the right to require the Company to settle the entire Credit Facility, plus accrued and unpaid interest at the date of settlement.

    Borrowings may be by way of U.S. dollar London Interbank Offering Rate ("LIBOR") or U.S. Base Rate advances or Canadian dollar Prime Rate or Bankers' Acceptance ("BA") advances. Interest is charged at the Bank's quoted rate plus a borrowing margin of 1.375% to 2% in the case of LIBOR and BA advances, and 0.375% to 1% in the case of Base Rate and Prime Rate advances, depending on the Company's credit rating at the time of such borrowing. The effective rates of interest at December 31, 2001 and 2000 were 3.25% and 8.84%, respectively.

  (iii)
  Cardizem® obligation

    The obligation of $170,000,000 was assumed on the acquisition of Cardizem®. The obligation, which was non-interest bearing, was discounted by $8,172,000, based on an imputed interest rate of approximately 8%. The obligation was payable in quarterly installments of $42,500,000 on March 30, June 29, September 28 and December 28, 2001.

  (iv)
  Non-interest bearing government loan

    The non-interest bearing government loan was payable to Western Economic Diversification, a Canadian federal government agency. The final payment was made in 2001.

  Interest

  Interest expense on long-term obligations amounted to $20,195,000, $3,059,000 and $13,594,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Interest expense in 2001 included an amount of $10,999,000 related to the amortization of the discounts on the Adalat and Cardizem® obligations.

  Principal repayments

  Principal repayments on long-term obligations for the years ending December 31 are as follows:

$
2002	12,592
2003	9,219
2004	7,388
2005	7,466
2006	1,961
Thereafter	7,535

46,161

15.  CONVERTIBLE SUBORDINATED PREFERRED EQUIVALENT DEBENTURES

	2001 $	2000 $
Interest component	—	38,514
Principal component	—	219,280
Holder conversion option	—	43,503

	—	301,297

  In accordance with CICA recommendations, the Convertible Subordinated Preferred Equivalent Debentures (the "Debentures") were presented within shareholders' equity to reflect the Company's option to pay the interest and principal using the proceeds from the sale of common shares or other equity securities of the Company. The value of the Debentures was comprised of the holder conversion option and the interest and principal components. The value ascribed to the option component was determined using the residual method after calculating the amount attributable to the interest and principal components, which were discounted at a rate of interest that would have approximated the rate applicable to non-convertible debt at the time the Debentures were issued. The present value of the interest and principal components amounted to $256,494,000, resulting in a value of $43,506,000 being ascribed to the holder conversion option. The present value of the interest and principal components was being accreted to the face value of the payments over the three-year period preceding the first redemption date on March 31, 2003, and was included in the determination of net income attributable to common shareholders. The principal component was reported net of financing costs.

  Description

  The Company issued under an indenture dated March 22, 2000 (the "Indenture"), 6,000,000 Debentures due on March 31, 2025 for gross proceeds of $300,000,000. After deducting financing costs of $11,228,000, the net proceeds from the issue amounted to $288,772,000. The Debentures were unsecured and subordinated to all senior indebtedness, as defined, of the Company. At the holders'

  option, the Debentures were convertible at any time into common shares of the Company at $30.337 per common share. During 2000, Debentures of $15,000 aggregate face value were converted into 494 common shares of the Company.

  At December 31, 2000, the fair value of the Debentures, based on the quoted market price, was $428,979,000.

  Surrender

  During 2001, the Company entered into privately negotiated agreements with certain holders of the Debentures. These agreements provided for the issuance of 6,278,663 common shares to those certain Debenture holders upon their surrender of $173,845,000 aggregate face value of outstanding Debentures. The Company recorded the market value of the additional shares issued in excess of the number of shares that would have been issued under the terms of the conversion ratio provided for in the Indenture as follows: The portion related to the interest and principal components of the Debentures as a $6,200,000 deduction from net income for the determination of net income attributable to common shareholders; and the portion related to the holder conversion option as a $17,482,000 charge to retained earnings.

  The Company recorded an increase to common shares of $206,076,000, which included the deduction from net income and the charge to retained earnings combined with the carrying value of the Debentures on the date of surrender of $182,394,000. The carrying value of the Debentures was comprised of the holder conversion option and the interest and principal components of the Debentures of $187,651,000 and the unpaid accrued interest to the date of surrender of $1,250,000, reduced by the proportionate financing costs of $6,507,000.

  Redemption

  In October 2001, the Company announced its intention to exercise its option to redeem the remaining $126,140,000 aggregate face value of Debentures on November 27, 2001 (the "Redemption Date") under the terms of the special redemption provisions of the Indenture. Accordingly, holders were entitled to receive a cash payment of $53.375 for each $50 Debenture plus accrued and unpaid interest to the Redemption Date. Holders were also entitled to receive an additional cash payment equal to the present value of the aggregate amount of interest that would have been paid on the Debentures from the Redemption Date to March 31, 2003 (the "Additional Payment"). The Additional Payment was payable on all the Debentures called for redemption whether or not those Debentures were converted into common shares of the Company prior to the Redemption Date. Accrued and unpaid interest at the Redemption Date plus the Additional Payment amounted to $4.98 for each Debenture.

  Prior to the Redemption Date, substantially all of the remaining Debentures were converted into 4,154,564 common shares of the Company. The Company recorded the aggregate Additional Payment of $11,241,000 as follows: The portion related to the interest and principal components of the Debentures as a $3,801,000 deduction from net income for the determination of net income attributable to common shareholders; and the portion related to the holder conversion option as a $7,440,000 charge to retained earnings.

  The Company recorded an increase to common shares of $133,619,000, which represented the carrying value of the Debentures converted prior to the Redemption Date. The carrying value of the Debentures was comprised of the holder conversion option and the interest and principal components of the Debentures of $138,340,000, reduced by the proportionate financing costs of $4,721,000.

  Debentures of $108,000 aggregate face value were redeemed for cash on the Redemption Date.

  Interest

  The Debentures bore interest at 6.75%, payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year. Interest on the Debentures was comprised of interest expense of $14,862,000 and $15,750,000 in 2001 and 2000, respectively, and the accretion of the principal and interest components of $13,574,000 and $12,540,000 in 2001 and 2000, respectively.

16.  SHAREHOLDERS' EQUITY

  Authorized and issued shares

  The Company had 157,496,407 and 131,461,060 common shares issued and outstanding at December 31, 2001 and 2000, respectively.

  Stock splits

  In October 2000, pursuant to shareholders' consent received at the 2000 annual meeting, the Company's common shares split on a 2 for 1 basis.

  In December 1999, the shareholders of the Company authorized a 2 for 1 stock split, and an increase in authorized shares to an unlimited number of common shares without par value.

  All share and per share amounts in these consolidated financial statements have been retroactively adjusted to give effect to the stock splits.

  Share offerings

  In November 2001, the Company completed a share offering by issuing 12,500,000 common shares for gross proceeds of $587,500,000 less issue costs of $27,454,000.

  In March 2000, concurrent with the offering of the Debentures, the Company completed a share offering by issuing 4,000,000 common shares for gross proceeds of $101,125,000 less issue costs of $5,782,000.

  In October 1999, the Company completed a share offering by issuing 20,360,000 common shares for gross proceeds of $259,590,000 less issue costs of $13,538,000.

  Stock repurchase program

  In September 2001, by resolution of the Board of Directors, the Company implemented a common share repurchase program pursuant to which the Company was able to repurchase up to $120,000,000 of its issued and outstanding common shares. In total, 2,871,200 common shares were repurchased under this program, through open market transactions on the NYSE, at an average purchase price of $41.79 for total consideration of $119,987,000. The excess of the cost of the common shares acquired over the stated capital thereof, totalling $105,633,000, was charged to retained earnings.

  During 1998, the Company implemented a stock repurchase program under which the Company was able to purchase up to 10% of its issued and outstanding common shares. During 1999, 2,930,800 common shares were repurchased at a cost of $30,593,000. The excess of the cost of the common shares acquired over the stated capital thereof, totalling $29,976,000, was charged to retained earnings.

  Stock Option Plan

  Under the Company's Stock Option Plan, as amended (the "Plan"), the Company may grant to directors, officers, employees, consultants and advisors, options to purchase common shares of the Company. The purpose of the Plan is to provide long-term incentives and rewards to the Company's directors, officers, employees, consultants and advisors. The aggregate number of shares reserved for issuance under the Plan, taking into consideration the 2 for 1 stock splits completed in October 2000 and December 1999, shall not exceed 28,000,000 common shares. The number of shares reserved for issuance to any one person under the Plan, together with shares which that person may acquire under any similar plan of the Company, may not exceed 5% of the total issued and outstanding common shares. Under the Plan, the Company designates the maximum number of shares that are subject to an option. The exercise price per share of an option is the closing market price at which the common shares are traded on the NYSE on the day prior to the date the option is granted, or if not so traded, the average between the closing bid and ask prices thereof as reported for that day.

  The options' vesting terms vary based on the type of options. Management options granted prior to January 1, 1999 vest as to one-third each year commencing on the first anniversary of the grant and will expire on a date not later than five years from the date of the grant.

  Options granted after January 1, 1999 vest as follows: Executive options vest pursuant to the terms and conditions of the employment agreement; special options vest on the second anniversary date of the grant; management options vest as to one-fourth each year commencing on March 1st and expire not later than seven years from the date of the grant.

  The following table summarizes the Company's stock option activity for the three years ended December 31, 2001 taking into effect the 2 for 1 stock splits in October 2000 and December 1999:

	Options (000s)	Weighted average exercise price $
Outstanding balance, December 31, 1998	8,841	6.91
Granted	3,369	18.57
Exercised	(1,334)	5.72
Forfeited	(429)	7.37

Outstanding balance, December 31, 1999	10,447	10.81
Granted	2,345	27.06
Exercised	(2,436)	5.79
Forfeited	(307)	18.29

Outstanding balance, December 31, 2000	10,049	15.58
Granted	314	43.03
Exercised	(2,906)	9.92
Forfeited	(1,204)	17.69

Outstanding balance, December 31, 2001	6,253	18.53

  The following table summarizes information about options outstanding at December 31, 2001:

Range of exercise prices $	Outstanding (000s)	Weighted average remaining contractual life (years)	Weighted average exercise price $	Exercisable (000s)	Weighted average exercise price $
0.81 - 3.52 (i)	221	8.0	3.03	73	3.03
5.50 - 7.75	1,784	0.9	7.70	1,760	7.71
8.75 - 12.77	852	2.0	9.39	756	9.48
17.50 - 25.00	2,173	4.9	22.13	1,999	22.10
27.72 - 40.00	979	5.9	35.32	127	35.14
41.00 - 48.13	244	4.9	44.05	38	43.61

	6,253		18.53	4,753	14.99

(i)
These options represent the converted DJ Pharma unvested employee stock options pursuant to the merger agreement as described in note 4 — Acquisitions.

  Employee Stock Purchase Plan

  The Company's Employee Stock Purchase Plan ("EPP") was approved by the shareholders at the Special Shareholders' Meeting held on January 1, 1996 and was established in 1996. The purpose of the EPP is to provide a convenient method for full-time employees of the Company to participate in the share ownership of the Company or to increase their share ownership in the Company via payroll or contractual deduction. Directors, senior officers or insiders of the Company are not eligible to participate in the EPP. The aggregate number of shares reserved for issuance under the EPP, taking into consideration the 2 for 1 stock splits in December 1999 and October 2000, shall not exceed 1,200,000 common shares. At the discretion of a committee of the Board of Directors that administers the EPP, the Company may issue directly from treasury or purchase shares in the market from time to time to satisfy the obligations under the EPP. A participant may authorize payroll or contractual deduction up to a maximum of 10% of the base salary or remuneration to be received during any purchase period. The purchase price shall be 90% of the fair market value per share of stock on the date on which the eligible period ends.

  Executive Stock Purchase Plan

  In September 2001, the Board of Directors of the Company authorized the making of loans to certain of its executive officers in order to finance the acquisition of common shares of the Company on the open market pursuant to the Company's Executive Stock Purchase Plan ("ESPP"). During October 2001, the Company made loans in an aggregate amount of $9,988,000 to those certain executive officers under the ESPP. These loans are full recourse and are secured by the common shares purchased pursuant to these loans and bear interest at a rate equal to the Company's rate for borrowings. Interest is payable quarterly in arrears. Each loan is due on the earlier of: (a) September 30, 2003; (b) 30 days following the termination or cessation of the executive officer's employment with the Company; or (c) where the executive officer disposes of common shares of the Company with a value equal to, or greater than, the loan.

  Warrants outstanding

  In October 1997, Intelligent Polymers completed a public offering of 3,737,500 units. Each unit comprised one common share of Intelligent Polymers and one warrant to purchase four post-split common shares of the Company. On September 30, 1999, the units separated and Intelligent Polymers' common shares and the Company's warrants traded independently of each other. The warrants are exercisable at a per share price of $10.00 from October 1, 1999 until September 30, 2002.

  During 2001, the Company issued 27,600 common shares for proceeds of $276,000 on the exercise of 6,900 warrants. In addition, the Company entered into privately negotiated agreements with certain holders of its outstanding warrants. These agreements provided for the exercise of 758,300 warrants to purchase 3,033,200 common shares. As an inducement to those certain warrant holders to exercise, the Company paid such warrant holders approximately $2 per warrant exercised. In aggregate, the Company received proceeds of $28,817,000 net of the inducement cost of $1,515,000.

  During 2000, the Company issued 601,000 common shares for proceeds of $6,010,000 on the exercise of 150,250 warrants.

  At December 31, 2001, 2,822,050 (2000 — 3,587,250) warrants to purchase 11,288,200 (2000 — 14,349,000) common shares were outstanding.

17.  WRITE-DOWN OF ASSETS

  In 2001, the Company recorded an $80,482,000 non-cash charge related to the write-down of the following assets:

  On March 7, 2001, Eli Lilly announced a voluntary recall of Keftab tablets due to problems with the product's stability. Eli Lilly is under contract with the Company to manufacture and supply the product to the Company for marketing in the United States. At December 31, 2001, the product's manufacturing problems had yet to be resolved by Eli Lilly. The supply interruption has resulted in a deterioration of customer awareness of the product, which would require substantial promotional efforts to restore when, and if, the product were to be re-launched. Due to these conditions that existed at December 31, 2001, the Company determined that the Keftab product right had been permanently impaired and the net book value should be written-down to the estimated recoverable value of $10,000,000. The Company recorded a related non-cash charge of $54,565,000.

  The Company believes Eli Lilly is responsible for manufacturing and supplying acceptable products to Biovail, as well as for the cost of the recall. In this regard, the Company has commenced a legal action against Eli Lilly in which Biovail is seeking substantial damages as a result of Eli Lilly's voluntary recall of Keftab. The Company has not recorded any contingent amounts related to this action because it cannot ascertain what the outcome of this action will be.

  In November 2000, the FDA requested a voluntary recall of products containing phenylpropanolamine ("PPA"). The Company immediately stopped shipments of its Dura-Vent products containing PPA and initiated a recall of these products from wholesalers and pharmacies. During 2001, the Company experienced supply interruptions resulting from manufacturing issues associated with its remaining Dura-Vent products that did not contain PPA. Dura-Vent is manufactured and supplied to the Company by a third party. These supply interruptions have caused the Company's revenue and gross margin for the remaining Dura-Vent products to significantly deteriorate. The Company evaluated the current and forecasted market share for the products and determined that the Dura-Vent product right had been permanently impaired and the remaining net book value should be written-off. The Company recorded a related non-cash charge of $18,966,000.

  The Company determined that the intangible asset associated with the acquisition of Intelligent Polymers was no longer necessary to its development efforts and the remaining value of the intangible asset should be written-off. The Company recorded a related non-cash charge of $4,000,000.

  The Company recorded other write-downs of intangible assets and the investment in Hemispherx totalling $2,951,000.

18.  PREMIUM PAID ON EARLY EXTINGUISHMENT OF U.S. DOLLAR SENIOR NOTES

  In March 2000, the Company repurchased all of its outstanding 10 7/8% U.S. Dollar Senior Notes due on November 15, 2005 (the "Senior Notes") at a redemption price of 112.820% of the principal amount, plus accrued interest. The aggregate consideration paid to repurchase the Senior Notes was $141,017,000. The premium paid of $16,017,000 together with the unamortized deferred financing costs on the Senior Notes of $4,022,000, are reported as a charge to net income.

19.  INCOME TAXES

  The components of the provision for (recovery of) income taxes are as follows:

	2001 $	2000 $	1999 $
Current provision	13,835	5,610	4,215
Future provision (recovery) related to the origination and reversal of temporary differences	(7,597)	185	—
Future recovery related to the write-down of assets (note 17)	(32,236)	—	—

	(25,998)	5,795	4,215

  The reported provision for (recovery of) income taxes differs from the expected amount calculated by applying the Company's Canadian statutory rate to income before provision for (recovery of) income taxes. The reasons for this difference and the related tax effects are as follows:

	2001 $	2000 $	1999 $
Income before provision for (recovery of) income taxes	97,992	115,248	55,295
Expected Canadian statutory rate	42.12%	44.39%	44.81%

Expected provision for income taxes	41,274	51,159	24,778
Non-deductible amounts
Goodwill and other amortization	33,309	914	904
Equity loss	—	—	725
Foreign tax rate differences	(102,386)	(58,615)	(31,818)
Unrecognized income tax benefit of losses	—	10,977	8,184
Other	1,805	1,360	1,442

	(25,998)	5,795	4,215

  The Company has provided for foreign withholding taxes on the portion of undistributed earnings of foreign subsidiaries expected to be remitted.

  Future income taxes have been provided on the following temporary differences:

	2001 $	2000 $
Future tax assets
Tax loss carryforwards	40,315	39,837
Scientific Research and Experimental Development ("SR&ED") pool	13,881	16,664
Investment tax credits	12,802	11,180
Deferred financing and share issue costs	19,602	9,320
Plant, equipment and technology	4,547	1,123
Reserves	4,372	1,455
Intangible assets	2,889	—
Other	4,062	2,385

Total future tax assets	102,470	81,964
Less valuation allowance	(59,999)	(43,250)

Net future tax assets	42,471	38,714

Future tax liability
Intangible assets	54,671	90,747

Net future income tax liability	12,200	52,033

  At December 31, 2001, the Company has accumulated tax losses for federal and provincial purposes in Canada, and for federal and state purposes in the United States. The Company also has unclaimed Canadian investment tax credits. The losses and investment tax credits can be used to offset future years' taxable income and federal tax, respectively. There may be limitations on the annual utilization of the U.S. net operating losses as a result of certain changes in ownership that have occurred. The tax losses and investment tax credits expire as follows:

	Tax losses
	Canada
	Federal $	Provincial $	United States $	Investment tax credits $
2003	—	—	—	400
2004	—	2,500	—	500
2005	—	7,500	—	1,100
2006	500	2,800	—	1,100
2007	—	—	—	1,400
2008	29,600	29,600	200	3,000
2009	—	—	6,800	400
2010	—	—	3,100	2,600
2011	—	—	16,400	2,300
2012	—	—	15,500	—
2018	—	—	22,100	—
2019	—	—	13,600	—
2020	—	—	100	—

	30,100	42,400	77,800	12,800

  In addition, the Company has pooled SR&ED expenditures amounting to approximately $46,100,000 available to offset against future years' taxable income from the Canadian operations, which may be carried forward indefinitely.

20.  EARNINGS PER SHARE

  Earnings per share are computed by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding for the reporting period. Earnings per share, for all periods presented, were calculated using the weighted average number of common shares outstanding during each period, as follows:

	2001	2000	1999
Basic earnings per share
Net income attributable to common shareholders	$85,553	$81,163	$51,080
Weighted average number of common shares outstanding (000s)	136,928	128,824	102,542

Basic earnings per share	$0.62	$0.63	$0.50

	2001	2000	1999
Diluted earnings per share
Net income attributable to common shareholders	$85,553	$81,163	$51,080
Weighted average number of common shares outstanding (000s)	136,928	128,824	102,542
Dilutive effect of warrants (000s)	10,183	9,657	3,315
Dilutive effect of stock options (000s)	3,579	5,031	2,317

Adjusted weighted average number of common shares outstanding (000s)	150,690	143,512	108,174

Diluted earnings per share	$0.57	$0.57	$0.47

  For 2001 and 2000, the Debentures have been excluded from the calculation of diluted earnings per share because the effect would have been anti-dilutive.

21.  COMMITMENTS

  Operating leases

  The Company occupies certain facilities under lease arrangements and leases certain equipment. Rental payments amounted to approximately $5,200,000, $4,800,000 and $700,000 in 2001, 2000 and 1999, respectively.

  Future minimum lease payments under operating leases for the years ending December 31 are as follows:

$
2002	4,973
2003	2,644
2004	2,482
2005	1,748
2006	1,134
Thereafter	2,299

22.  CASH FLOW INFORMATION

  Net change in non-cash operating items

	2001 $	2000 $	1999 $
Accounts receivable	4,778	(35,950)	(9,973)
Inventories	(14,341)	(3,886)	(1,560)
Deposits and prepaid expenses	(1,296)	(1,673)	693
Accounts payable	1,138	(5,432)	9,214
Accrued liabilities	24,489	(9,840)	7,399
Income taxes payable	10,649	3,779	2,604
Deferred revenue	(4,103)	5,772	11,746

	21,314	(47,230)	20,123

  Acquisitions of businesses, net of cash acquired

	2001 $	2000 $	1999 $
Cardizem®	—	(239,652)	—
Intelligent Polymers	—	(202,441)	—
DJ Pharma	—	(162,802)	—
Fuisz	—	(9,790)	(43,720)

	—	(614,685)	(43,720)

  Non-cash investing and financing activities

	2001 $	2000 $	1999 $
Issuance of common shares on surrender and redemption of Debentures	(316,013)	—	—
Unrealized holding loss on long-term investments	965	—	—
Long-term obligation assumed on acquisition of Cardizem®	—	(161,828)	—
Accrued acquisition costs related to Cardizem®	—	(4,000)	—
Long-term obligation assumed on license of Adalat	—	(58,090)	—
Issuance of common shares on acquisition of Fuisz	—	—	(96,006)

	(315,048)	(223,918)	(96,006)

  Cash paid during the year

	2001 $	2000 $	1999 $
Interest paid	22,837	20,546	14,526
Debt conversion premium paid	11,241	—	—
Income taxes paid	4,380	1,889	1,831

23.  RELATED PARTY TRANSACTIONS

  In June 2001, the Company acquired a corporate aircraft from an entity controlled by the Chairman of the Company's Board of Directors for cash consideration of $10,475,000. The exchange amount was established based on comparable market prices for the aircraft at the time of acquisition.

  In March 2001, the Company loaned $600,000 to one of its executive officers. The loan is secured by a charge on the officer's personal residence. The loan does not bear interest until March 1, 2004 and thereafter bears interest at a rate equal to the Company's rate of borrowing. The loan is due on the earlier of termination of employment or March 31, 2008.

24.  LEGAL PROCEEDINGS

  From time to time, the Company becomes involved in various legal proceedings which it considers to be in the ordinary course of business. The vast majority of these proceedings involve intellectual property issues that often result in patent infringement suits brought by patent holders upon the filing of ANDA applications. The timing of these actions is mandated by statute and may result in a delay of FDA approval for such filed ANDAs until the final resolution of such actions or the expiry of 30 months, whichever occurs earlier. There are also ordinary course employment dismissal and related issues and claims in which the Company routinely becomes involved but which individually and collectively are not material.

  The Company has been sued in separate lawsuits by Bayer AG and Bayer Corporation (collectively "Bayer"), as well as by Pfizer Inc. ("Pfizer"), upon the filing by Biovail of separate ANDAs for generic versions of Procardia XL and Adalat CC. These actions make the usual, technical claims of infringement. Biovail is vigorously defending these suits and is aggressively pursuing motions for summary judgment. Biovail has denied the allegations and has pleaded affirmative defenses that the patents are invalid, have not been infringed and are unenforceable. Biovail believes that Bayer/Pfizer's claims are without merit.

  On April 23, 1998, Biovail filed a four-count complaint against Bayer and Pfizer seeking a declaratory judgment that their patent is invalid, unenforceable, and not infringed by our filing of the ANDAs. Biovail has also asserted that Bayer and Pfizer have violated anti-trust laws and have interfered with Biovail's prospective economic advantage. Biovail's action has been stayed until the conclusion of the patent infringement suits.

  In February, 2001, Biovail commenced an action against Mylan Pharmaceuticals, Inc. ("Mylan") and Pfizer claiming damages resulting from an agreement between Mylan and Pfizer that had the effect of blocking the timely marketing of Biovail's generic version of Pfizer's 30 mg Procardia XL. Biovail's action alleges that in entering into, and implementing, such agreement Mylan and Pfizer contravened various statutory provisions and common law obligations. While Biovail believes its action is meritorious, nevertheless, it is not possible, at this early stage, to determine the quantum of damages that may be the subject of an award.

  Biovail has commenced an action against Mylan with respect to Mylan's breach of contract relating to its supply product obligations to the Company. Biovail believes that it has a meritorious action and that it will recover damages consisting of lost sales.

  The Company has commenced an action against Eli Lilly and Company ("Lilly") in which Biovail is seeking substantial damages as a result of Lilly's voluntary recall of Biovail's product Keftab. Lilly is under contract with Biovail to manufacture and supply the product to Biovail for marketing in the United States. Lilly has forced a recall of the product because it has been unable to supply a stable product. Biovail believes its claims against Lilly for damages it has suffered as a result of the Keftab recall are meritorious and is proceeding in its legal action to pursue those claims with dispatch.

  A plaintiff recently commenced an action against Biovail Pharmaceuticals, Inc. ("BPI") alleging personal injuries arising from her use of Duravent, a product currently being marketed by BPI. The Company believes that this claim is without merit and, in the event the case proceeds further, it will be vigorously defended.

  On or about February 15, 2001, Andrx Pharmaceuticals, Inc. ("Andrx") commenced action against Biovail in which Andrx alleged that Biovail had improperly listed a patent (No. 6,162,463) in the FDA's "Orange Book" and sought declaratory and injunctive relief including a de-listing of the patent, and alleged further that in listing such patent, Biovail had violated certain statutes and the common law. Andrx' motion for injunctive relief was denied. Biovail has asserted defenses which it believes are meritorious. Biovail has launched a patent infringement action against Andrx in which Biovail has claimed that Andrx' product infringes Dov Pharmaceutical's '463 Patent over which Biovail has exclusive patent rights. This action has been proceeding through the normal litigation channels. Nevertheless, the Company and Andrx have entered into a Letter Agreement which, if finalized, would result in an overall settlement of a number of disputes between them.

  Biovail and Andrx are currently negotiating a definitive Agreement pursuant to the Letter Agreement, but it is premature to say whether a final Agreement will be completed.

  The Federal Trade Commission ("FTC") has been conducting investigations relating generally to the introduction of generic products, and more specifically with respect to the proposed introduction of generic versions of Tiazac and Adalat CC. Biovail has been engaged in cooperating with the FTC and in providing information to it to demonstrate that the Company's actions have been proper and in compliance with the law. Biovail has recently settled with the FTC through a Consent Decree (without any admission of impropriety) the issues with respect to the FTC's investigation into the introduction of a generic version of Tiazac. As a result of the Consent Decree with the FTC, the Company has discontinued its patent infringement case with respect to the '463 Patent. The Company has also de-listed the '463 patent from the FDA's "Approved Drug Products with Therapeutic Equivalence Evaluations". The FTC's other investigation relating to the introduction of generic versions of Adalat CC is continuing and, while the FTC staff have made an initial recommendation to proceed against the Company with an administrative proceeding, the Company is continuing to provide information to the FTC and plans to make formal submissions to the individual Commissioners to demonstrate that the Company's actions were, and are, proper.

  Several class action Complaints have been filed against the Company in which these Plaintiffs have alleged that the Company has improperly impeded the approval of a generic form of Tiazac. The Company has not yet filed an Answer but it believes that the Complaints are totally without merit and that the Company's actions were in accord with its rights as contained in the Hatch-Waxman Amendments and the law. Moreover, the Company's position that none of its actions was responsible for the inability of that product to receive final marketing approval by the FDA. The Company will be vigorously defending these actions.

  RhoxalPharma Inc. has filed an abbreviated new drug submission ("ANDS") in Canada, seeking approval of a generic version of Tiazac. In an attempt to comply with the Patented Medicines (Notice of Compliance) Regulations, RhoxalPharma has alleged to Health Canada that Canadian Patent No. 2,111,085, of which Biovail is the exclusive licensee, would not be infringed by the sale in Canada of RhoxalPharma's generic version of Tiazac. RhoxalPharma served a notice of that allegation on Biovail. In response to that notice, Biovail instituted proceedings in the Federal Court of Canada in March 2002 to prohibit the issue of a Notice of Compliance (which is needed before RhoxalPharma can market its product in Canada) to RhoxalPharma until the merits of RhoxalPharma's allegations can be determined by the Federal Court. Until those proceedings are concluded, or until the expiry of 24 months after March 2002, whichever is earlier, no Notice of Compliance will be issued to RhoxalPharma.

  A Certificate of Non-Infringement was served by Torpharm, Inc. ("Torpharm") on Aventis Pharmaceuticals Inc. ("Aventis") in respect of its filed ANDA of a generic version of Cardizem® CD (120mg, 180mg and 300mg) with the FDA. The patents against which Torpharm certified were acquired by Biovail Laboratories Incorporated ("BLI") as part of BLI's acquisition of the Cardizem® family of products. BLI has determined that Torpharm's ANDA infringes BLI's patents and a legal suit has been commenced against Torpharm, the effect of which was to trigger the Hatch-Waxman provisions. As a result, the FDA is statutorily and automatically precluded from granting approval to Torpharm until the earlier of 30 months after the filing of the legal suit, a final court decision of non-infringement or patent invalidity or a court's decision to abbreviate the 30-month stay.

25.  RESEARCH AND DEVELOPMENT ARRANGEMENTS

  In the ordinary course of business, the Company enters into research and development arrangements with third parties to provide formulation and other services for its products under development. These third party developers are typically compensated on the basis of a fee for service, milestone payments or royalty payments from the future sale of the products under development, or some combination of these. In addition, in the ordinary course of business the Company enters into research and development arrangements with third parties whereby the Company provides contract research, formulation development and other services to those third parties. The Company is typically compensated on the basis of a fee for service, milestone payments, royalties from future sales of the product(s) or co-promotion revenue, or some combination of these. The Company recorded research and development revenue from third parties of $14,596,000, $69,121,000 and $54,860,000 in 2001, 2000 and 1999, respectively. The cost of providing these services to these third parties was $7,596,000, $41,522,000 and $27,462,000 in 2001, 2000 and 1999, respectively.

  On October 26, 2001, Biovail and GSK entered into a development and co-promotion agreement for bupropion hydrochloride ("HCl"). Under the terms of the agreement, Biovail has licensed to GSK a novel controlled-release, once-daily formulation of bupropion HCl ("Wellbutrin Once Daily") for sale and distribution on a worldwide basis excluding Canada. Bupropion HCl, which is marketed for the treatment of depression as Wellbutrin by GSK, is currently sold in sustained-release ("SR"), twice-daily, and immediate-release ("IR"), four-times daily, dosage formats. Under the terms of the Wellbutrin Once Daily agreement, Biovail and GSK will collaborate to direct regulatory and scientific development to seek regulatory approval of Wellbutrin Once Daily. GSK and Biovail intend to file a New Drug Application ("NDA") for Wellbutrin Once Daily with the FDA during mid-2002. When and if FDA approval is received, Biovail will manufacture and supply Wellbutrin Once Daily to GSK for a share of the revenue generated by future sales of Wellbutrin Once Daily. GSK and Biovail will co-promote Wellbutrin SR and Biovail will have the option to co-promote Wellbutrin Once Daily in the United States when and if FDA approval is received.

  In consideration for the activities undertaken by Biovail under the agreement, GSK will pay Biovail up to $61,500,000 in six quarterly increments starting with the first increment of $11,500,000 payable within 30 days of the receipt of approval under the Hart-Scott-Rodino ("HSR") Act in the United States. The remaining five quarterly increments, of up to $10,000,000 each, will be received in each of the five calendar quarters following GSK's acceptance of the Wellbutrin Once Daily formulation. The receipt of each of the remaining quarterly increments is dependent on Biovail performing prescribed detailing activity, and the amount will be determined based upon a percentage of net sales of Wellbutrin SR in the United States during each quarter.

  HSR Act approval was received effective December 7, 2001 and, accordingly, Biovail was entitled to receive the first increment of $11,500,000. At December 31, 2001, this amount has been recorded in deferred revenue and will be recognized as revenue relative to the development and co-promotion services provided.

  Either Biovail or GSK may, at its option, terminate the agreement subject to certain conditions. Upon termination of the agreement, each party may retain any amounts paid to them, and shall pay to each other all amounts accrued which are then due. GSK will not be obligated to pay the quarterly increment for any quarter in which termination of the agreement becomes effective or for any quarter thereafter. All rights to Wellbutrin Once Daily granted to GSK will revert to Biovail, and GSK will permit access to all regulatory data and information related to Wellbutrin IR and bupropion HCl, as appropriate, for the sole purpose of enabling Biovail to obtain regulatory approval for Wellbutrin Once Daily.

  During 2001, the Company entered into arrangements with unrelated third party formulating and product development companies. These arrangements target the Company's therapeutic areas of focus (cardiovascular, pain management, central nervous system and niche opportunities) and typically include formulation and product development services being rendered by the developer in return for payments upon the attainment of predetermined milestones, and royalties on the net sales of the product(s) if and when commercialized. The developer may utilize its own technology and in other cases, the Company will supply access to its technology for the formulation and development of the product(s). In some cases, the Company has an ownership interest or an option to take an ownership position in the developer. In no case is the Company responsible for any of the developers' third party liabilities, nor has the Company guaranteed any debts, nor is the Company required under any circumstances to exercise any of its options.

  In 2001, the Company and a developer entered into a research and development arrangement, whereby parties will collaborate on the development of a product targeting one of the Company's stated therapeutic areas of focus. The Company provides contract research services consistent with contractual relationships the Company has with other third parties. If the developer is successful in its product development efforts and if the Company elects to move forward with the program, the Company will fund the clinical trials related to the product and will make milestone payments of up to $10,000,000 to the developer upon the attainment of certain events. Upon the completion of the development of the product, the Company will have the right to manufacture and sell the products developed and the developer will be entitled to royalties from the net sales of the product by the Company.

  The Company also entered into a product development agreement whereby another developer will formulate and develop a controlled-release product utilizing the Company's and their own proprietary technologies. The Company will make milestone payments of up to $500,000 to the developer upon the attainment of certain events. Upon the completion of the development of the product, the Company has the right to manufacture and sell the products developed and has an option to enter into a separate manufacturing and supply agreement. If the Company does not exercise its option, then the developer will be entitled to royalties from the net sales of the product by the Company.

  The Company has also entered in an agreement whereby a third developer is responsible for the formulation and development of a portfolio of products utilizing the Company's technologies. The developer contracts directly with third parties, and potentially the Company, to conduct the contract research and development services. The Company provides advisory services and contract research services consistent with contractual relationships the Company has with other third parties. Upon the completion of the development of the products, the Company will have the right to manufacture and sell the products and the developer will be entitled to royalties from the net sales of each product by the Company, or its licensees, for a period of ten years from the launch of each product. The Company has an option to acquire the developer's interest in the products or to acquire the developer. If the Company elects to exercise its option to acquire the entity, the Company would be responsible for the developer's third party liabilities.

  In total, the Company earned revenue from providing advisory and contract research services to the developers of $3,448,000 in 2001. The cost of providing these services to the developers was $2,938,000, and the Company incurred other development costs related to these agreements of $2,191,000 and was also reimbursed amounts at cost of $1,395,000 in 2001.

  In early 2002, the Company entered into two additional arrangements as described in note 27 — Subsequent Events.

  In December 1998, the Company entered into an agreement with H. Lundbeck A/S ("Lundbeck"), for the formulation, development, manufacture and supply of a novel controlled-release formulation of the anti-depressant citalopram.

  Under the terms of the agreement, Lundbeck paid the Company product development fees in an aggregate amount of $8,500,000, subject to certain milestones. In 2001, the Company completed the services in respect of the final milestone and received the remaining $2,000,000 product development fee from Lundbeck. The Company received product development fees of $1,000,000 and $2,000,000 in 2000 and 1999, respectively.

  In December 1997, the Company entered into an agreement with a subsidiary of Teva Pharmaceuticals USA, Inc. ("Teva") for the development and marketing of certain generic oral controlled-release products. As at December 31, 2001, generic versions of Trental, Cardizem CD, Adalat CC, Voltaren XR and Procardia XL have been approved by the FDA, and ANDAs for two others have been filed with the FDA. Pursuant to a separate agreement, the Company earned $4,800,000 of research and development revenue from Teva in 1999.

26.  SEGMENTED INFORMATION AND MAJOR CUSTOMERS

  Organizationally, the Company's operations consist of three segments: Product Sales, Research and Development, and Royalty and Licensing. The segments are determined based on several factors including customer base, the nature of the product or service provided, delivery channels and other factors.

  The Product Sales segment covers sales of production from the Company's Puerto Rican and Canadian manufacturing facilities, and sales of proprietary and in-licensed branded products by the Company's sales and marketing operations.

  The Research and Development segment covers all revenue generated by the Company's integrated research and development facilities, and comprises research and development services provided to third parties, including Intelligent Polymers prior to September 29, 2000, and product development milestone fees.

  The Royalty and Licensing segment covers royalty revenue received from licensees in respect of products for which the Company has manufacturing, marketing and/or intellectual property rights.

  The accounting policies of the segments are the same as those described in the significant accounting policies. The Company evaluates segment performance based on operating income after deducting selling, general and administrative expenses attributable to the business units. Corporate general and administrative expenses, and interest income and expense, are not allocated to segments. Depreciation expense related to manufacturing and research and development assets is allocated to the Product Sales and Research and Development segments, respectively. Amortization expense related to royalty interests is allocated to the Royalty and Licensing segment. Amortization expense related to product rights is allocated to the Product Sales segment. Depreciation and amortization of administrative assets and goodwill are included as a component of unallocated general and administrative expenses. Write-downs of assets are included in segment operating income (loss).

  Information by reportable segments

	Product Sales $	Research and Development $	Royalty and Licensing $	Total $
2001
Revenue from external customers	537,138	14,596	31,529	583,263

Segment operating income (loss)	205,350	(98,347)	30,900	137,903
Unallocated amounts
General and administrative expenses				(21,593)
Interest expense, net				(18,318)

Income before recovery of income taxes				97,992

Segment assets	755,680	328,813	19,245	1,103,738
Unallocated amounts
Cash and investments				406,504
Goodwill and other				132,784

				1,643,026

Segment capital expenditures, net	40,393	2,525	1,000	43,918
Unallocated amount				12,963

				56,881

Segment depreciation and amortization	44,460	54,490	2,044	100,994
Unallocated amount				9,137

				110,131

	Product Sales $	Research and Development $	Royalty and Licensing $	Total $
2000
Revenue from external customers	224,996	69,121	17,340	311,457

Segment operating income	114,779	502	17,054	132,335
Unallocated amounts
General and administrative expenses				(16,112)
Interest income, net				19,064
Premium paid on early extinguishment of U.S. Dollar Senior Notes				(20,039)

Income before provision for income taxes				115,248

Segment assets	824,248	377,589	19,638	1,221,475
Unallocated amounts
Cash and investments				110,776
Goodwill and other				128,716

				1,460,967

Segment capital expenditures, net	31,402	1,916	4,000	37,318
Unallocated amount				6,279

				43,597

Segment depreciation and amortization	12,034	13,898	1,071	27,003
Unallocated amount				3,160

				30,163

	Product Sales $	Research and Development $	Royalty and Licensing $	Total $
1999
Revenue from external customers	100,026	54,860	10,206	165,092

Segment operating income	46,802	18,163	9,792	74,757
Unallocated amounts
General and administrative expenses				(10,640)
Equity loss				(1,618)
Interest expense, net				(9,152)
Gain on disposal of long-term investments, net				1,948

Income before provision for income taxes				55,295

Segment assets	139,076	169,767	18,888	327,731
Unallocated amounts
Cash and investments				183,937
Goodwill and other				123,469

				635,137

Segment capital expenditures, net	43,137	2,562	—	45,699
Unallocated amount				400

				46,099

Segment depreciation and amortization	3,130	4,507	1,416	9,053
Unallocated amount				1,087

				10,140

  Geographic information

	Revenue(i)			Long-lived assets(ii)
	2001 $	2000 $	1999 $	2001 $	2000 $	1999 $
Canada	44,705	21,110	16,069	44,139	39,050	32,523
United States and Puerto Rico	528,722	226,559	109,066	354,692	429,222	209,141
Barbados and other Caribbean	3,448	55,511	34,100	663,995	729,652	52,711
Other countries	6,388	8,277	5,857	1,249	140	327

	583,263	311,457	165,092	1,064,075	1,198,064	294,702

(i)
Revenue is attributed to countries based on the location of customer.

(ii)
Consists of property, plant and equipment, goodwill, intangible and other assets, net of depreciation and amortization. Property, plant and equipment are attributed to countries based on their physical location, goodwill is attributed to countries based on the location of the related acquired business, and intangible and other assets are attributed to countries based on ownership rights.

  Major customers

  The following table identifies external customers accounting for 10% or more of the Company's total revenue:

	Percentage of total revenue
	2001%	2000%	1999%
Customer A	16	30	43
Customer B	31	30	16
Customer C	—	18	21

  The following table identifies the segments reporting the combined revenue from the Company's major customers:

	Percentage of segment revenue
	2001%	2000%	1999%
Product sales	48	73	85
Research and development	14	86	64
Royalty and licensing	49	86	100

27.  SUBSEQUENT EVENTS

  Zovirax products

  Biovail entered into an agreement with GSK for the exclusive distribution rights for prescription strength Zovirax Ointment and, upon FDA approval, Zovirax Cream, for the United States and Puerto Rico. Zovirax is indicated for the treatment of herpes. Under the terms of the agreement, Biovail paid GSK $133,000,000 on January 2, 2002 for the distribution rights to the Zovirax products effective January 1, 2002 until December 31, 2011. In the event of the termination of the bupropion HCl development agreement by either party, as described in note 25 — Research and Development Arrangements, Biovail would be required to pay GSK additional payments of $22,000,000 per year for calendar years 2002 through 2006, with an aggregative cumulative total of all additional rights payments not to exceed $99,000,000, and for calendar years 2007 through 2011 Biovail would be required to pay GSK additional payments based upon a percentage of Biovail's gross sales of the Zovirax products during the immediately preceding calendar year.

  GSK will manufacture and supply Zovirax Ointment, and Zovirax Cream upon FDA approval, to Biovail. Biovail will begin promotional efforts related to Zovirax Ointment in January 2002 and intends to launch Zovirax Cream when and if FDA approval is received. In order to gain FDA approval for Zovirax Cream, GSK will work with the FDA to reinstate an NDA previously filed by GSK for the product. GSK will also conduct a pediatric Phase IV marketing study for Zovirax Cream.

  FIBROSTAT

  On January 4, 2002, the Company invested approximately $2,500,000 in non-voting, non-participating preferred shares of Procyon Biopharma Inc. ("Procyon"), and acquired the exclusive marketing rights to FIBROSTAT in the United States. FIBROSTAT is a topical therapeutic for scar management. The Company will pay aggregate fees of approximately $5,100,000 to Procyon for the development of FIBROSTAT, subject to the attainment of certain milestones. Upon approval and commercialization of FIBROSTAT in the United States the Company will pay a licensing fee to Procyon of approximately $3,100,000, as well as royalties based upon a percentage of net sales of FIBROSTAT.

  The Company may require Procyon to redeem the preferred shares during the period from January 1, 2004 to December 31, 2006. Procyon may elect to redeem the preferred shares based upon prescribed conversion terms.

  Stock repurchase program

  In February 2002, by resolution of the Board of Directors, the Company implemented a common share repurchase program pursuant to which the Company is able to repurchase up to 5% or approximately 7,850,000 of its issued and outstanding common shares. To April 17, 2002, an aggregate 5,657,100 common shares have been repurchased under this program, through open market transactions on the NYSE, at an average purchase price of $46.01 for total consideration of $260,291,000. The excess of the cost of the common shares acquired over the stated capital thereof, totalling $209,717,000, will be charged to the deficit.

  Teveten products

  On March 18, 2002, Biovail announced that it had acquired from Solvay Pharmaceuticals Marketing and Licensing AG ("Solvay") the exclusive marketing rights for Teveten and Teveten HCT in the United States. Teveten is an angiotensin-II receptor blocker ("ARB") and Teveten HCT is a combination formulation containing hydrochlorothiazide (collectively "Teveten"). Teveten is prescribed for the treatment of hypertension and is indicated for use either alone or in conjunction with other anti-hypertensive medications. The purchase price for Teveten was $94,000,000 in cash and Biovail will pay royalties to Solvay based upon a percentage of the net sales of Teveten in the United States. Under the terms of the agreement, Solvay will manufacture and supply Teveten to Biovail, and will assist Biovail in qualifying a site to enable Biovail or a third party selected by Biovail to manufacture Teveten for distribution in the United States. Solvay will pay a marketing allowance to Biovail, of $2,500,000 per quarter for each calendar quarter during 2002 and 2003, to compensate Biovail for the re-launch and marketing of Teveten in the United States.

  Senior Subordinated Notes

  Pursuant to a supplement to its base shelf prospectus, dated March 25, 2002, the Company issued $400,000,000 aggregate principal amount of unsecured 7 7/8% Senior Subordinated Notes due on April 1, 2010 (the "Notes"). The Notes were issued under an indenture dated March 28, 2002. Interest on the Notes is payable semi-annually in arrears on April 1 and October 1 of each year, beginning October 1, 2002. The Notes were issued at a price of 99.27% of their aggregate principal amount for an effective yield, if held to maturity, of 8%. Proceeds from the issue amounted to $384,280,000, net of discount and financing costs.

  At any time on or after April 1, 2006, the Company may redeem all or any of the Notes at the following prices, plus accrued and unpaid interest to the date of redemption, if redeemed during the twelve months beginning April 1 of the years indicated below:

Year	Percentage of principal amount
2006	103.938%
2007	101.969%
2008 and thereafter	100.000%

  Before April 1, 2005, the Company may redeem up to 35% of the original principal amount of the Notes, with the net cash proceeds of certain sales of the Company's common shares, at 107.875% of the principal amount plus accrued and unpaid interest to the date of redemption.

  Ethypharm S.A.

  On April 15, 2002, the Company announced that it entered into multiple agreements with Ethypharm S.A. ("Ethypharm") whereby Biovail has acquired a 15% equity interest in Ethypharm and the right to license six ongoing product development programs for marketing in North America. Biovail and Ethypharm have also entered into a cross-license agreement whereby the two companies grant to each other non-exclusive licenses to use Biovail's CEFORM® technology and Ethypharm's Flashtab technology, respectively, relating to the development of new rapid dissolve pharmaceutical products.

  Under the terms of the stock purchase agreement, Biovail has invested approximately $65,000,000 to acquire 15% of the issued and outstanding shares of Ethypharm. Biovail has an option to purchase up to an additional 5% interest in Ethypharm at the same price for a specified period and another 5% interest over a three-year period at predetermined prices. This strategic investment will help finance Ethypharm's growth strategies and gives Biovail access to complementary drug delivery technologies, a strong intellectual property position and access to the pipeline products, several of which are in late stages of development.

  Under the terms of the product development and licensing agreement, Biovail has licensed the marketing rights to six products from Ethypharm for commercialization in North America. Ethypharm is entitled to receive up to $61,000,000 in milestone payments upon regulatory approval of the products within the territories as well as royalties on the net sales of the products. Under the terms of the agreement, Ethypharm is committed to accelerate the developmental activities of the six licensed products through completion of Phase III clinical trials and to support the technology transfer required to allow Biovail to efficiently and economically optimize the use of the Ethypharm technology in the manufacture and marketing of each product.

28.  COMPARATIVE FIGURES

  Prior to 2001, the Company included amortization expense as a component of cost of goods sold, research and development expenses, and selling, general and administrative expenses. In 2001, amortization expense increased substantially due to recent additions to intangible assets and acquisitions of businesses, and consequently the Company decided to present amortization as an individual line item within operating expenses. The reclassification of prior years' figures, to reflect the presentation adopted in 2001, did not change the total operating expenses or net operating income as previously reported.

  Certain of the prior years' figures have been reclassified to conform to the presentation adopted in the current year.

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BIOVAIL CORPORATION 2001 ANNUAL REPORT FOR CANADIAN REGULATORY PURPOSES
TABLE OF CONTENTS
BIOVAIL CORPORATION 2001 ANNUAL REPORT FOR CANADIAN REGULATORY PURPOSES MANAGEMENT REPORT
BIOVAIL CORPORATION 2001 ANNUAL REPORT FOR CANADIAN REGULATORY PURPOSES AUDITORS' REPORT
BIOVAIL CORPORATION 2001 ANNUAL REPORT FOR CANADIAN REGULATORY PURPOSES CONSOLIDATED BALANCE SHEETS In accordance with Canadian generally accepted accounting principles (All dollar amounts expressed in thousands of U.S. dollars)
BIOVAIL CORPORATION 2001 ANNUAL REPORT FOR CANADIAN REGULATORY PURPOSES CONSOLIDATED STATEMENTS OF INCOME In accordance with Canadian generally accepted accounting principles (All dollar amounts expressed in thousands of U.S. dollars, except per share data)
BIOVAIL CORPORATION 2001 ANNUAL REPORT FOR CANADIAN REGULATORY PURPOSES CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY In accordance with Canadian generally accepted accounting principles (All dollar amounts expressed in thousands of U.S. dollars)
BIOVAIL CORPORATION 2001 ANNUAL REPORT FOR CANADIAN REGULATORY PURPOSES CONSOLIDATED STATEMENTS OF CASH FLOWS In accordance with Canadian generally accepted accounting principles (All dollar amounts expressed in thousands of U.S. dollars)
BIOVAIL CORPORATION 2001 ANNUAL REPORT FOR CANADIAN REGULATORY PURPOSES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS In accordance with Canadian generally accepted accounting principles (Tabular amounts in thousands of U.S. dollars, except number of shares and per share data)